                                              FILED PURSUANT TO RULE 424(b)(1)
                                              REGISTRATION NO. 333-36429

PROSPECTUS

                            1,250,000 COMMON SHARES

                           BIOANALYTICAL SYSTEMS LOGO

                          BIOANALYTICAL SYSTEMS, INC.

     All of the 1,250,000 Common Shares offered hereby (the "Shares") are being sold by Bioanalytical Systems, Inc. (the "Company"). Prior to this offering there has been no public market for the Common Shares of the Company (the "Common Shares"). See "Underwriting" for a discussion of information relating to the factors considered in determining the initial public offering price. The Common Shares have been approved for quotation on the Nasdaq National Market under the symbol "BASI." The Underwriters have reserved for sale, at the initial public offering price, up to 30,000 of the Shares offered hereby for employees of the Company and certain other individuals who have expressed an interest in purchasing Shares in the offering.

      SEE "RISK FACTORS" AT PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=============================================================================================================
                                                                  UNDERWRITING
                                           PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                            PUBLIC               COMMISSIONS(1)             COMPANY(2)
-------------------------------------------------------------------------------------------------------------
Per Share.........................          $8.00                     $.56                    $7.44
-------------------------------------------------------------------------------------------------------------
Total(3)..........................       $10,000,000                $700,000                $9,300,000
=============================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company, estimated at $500,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 187,500 additional Shares, on the same terms and conditions set forth above, solely for the purpose of covering over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $11,500,000, $805,000, and $10,695,000, respectively. See "Underwriting."

                            ------------------------

     The Shares are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them, subject to their right to reject any orders in whole or in part and subject to certain conditions. It is expected that delivery of certificates representing the Shares will be made at the offices of Roney & Co., L.L.C., One Griswold, Detroit, Michigan, 48226 on or about November 26, 1997.

                            ------------------------

RONEY & CO.                                                     THE OHIO COMPANY

                               NOVEMBER 24, 1997

     The Company intends to distribute to its shareholders annual reports containing audited financial statements and will make available copies of quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.
                           -------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SHARES ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."
                           -------------------------

BAS(R) is a registered trademark of the Company. This Prospectus also includes trade names and trademarks of other companies.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Company's Consolidated Financial Statements and related notes thereto, appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus, including financial information, share and per share data: (i) reflects the conversion of all of the Company's outstanding Convertible Preferred Shares (the "Convertible Preferred Shares") into Common Shares prior to the completion of this offering;
(ii) assumes no exercise of the Underwriters' over-allotment option; and (iii) reflects a 4.514 for 1 share split to be effected prior to the completion of this offering. Terms used but not otherwise defined herein are defined in the Glossary included herein.

                                  THE COMPANY

     The Company is a contract research organization providing research and development resources through both its services and products to many of the leading pharmaceutical, medical device and biotechnology companies in the world. Founded in 1974, the Company has over 23 years of experience in developing products and methodologies to support the analytical chemistry requirements of the drug discovery process. At its inception, the Company focused on providing new products and procedures which facilitated research progress at client sites. Recently, pharmaceutical companies have experienced increasing pressures to bring products to market on a cost-effective and accelerated basis. Accordingly, many clients have requested the Company to carry out proprietary projects at the Company's facilities. As a result, the Company now derives its revenues from (i) research services provided to clients and (ii) the sale of its analytical instruments and other products. The Company believes that among contract research organizations that provide in house statistical, clinical, and medical services, it is the only one that designs and sells analytical instrumentation products and, on the analytical instrument side, it is one of very few firms that maintains a separate business for contract analytical services. The Company intends to continue to take advantage of this unique industry niche.

     The Company's services are marketed to pharmaceutical and other biotechnical companies involved in later stages of drug testing and the Company's products are marketed to both public and private research organizations engaged in the early stages of drug development. On the services side, according to the Pharmaceutical Research and Manufacturing Association, in 1997 pharmaceutical and biotechnology companies will spend approximately $18.9 billion worldwide on research and development, of which approximately 18% or $3.4 billion will be outsourced to independent contract service providers such as the Company. On the products side, the Company competes in the $11 billion analytical instrument industry.

     Over the past five years, the Company regularly has provided its services and/or products to all of the top 25 pharmaceutical companies in the world, as ranked by 1996 research and development spending. In fiscal 1997, the Company estimates that more than one-third of its total revenue was derived from these companies. As a result of its client focus; reputation for high-quality services and products; capital investment in state-of-the-art instrumentation and facilities; skilled and experienced professional staff; and expertise in performing critical development and support services, the Company believes that it is a value-added partner in solving its clients' complex product development problems.

     The Company's operating strategies are derived from a strong base of expertise in analytical chemistry. The Company will continue to (i) enhance the synergy between the Company's services and products; (ii) emphasize high-end testing services; (iii) invest in state-of-the-art instrumentation; (iv) enhance client relationships; and (v) work with large innovator pharmaceutical companies in the development of analytical methods for new drug candidates as early as possible in the drug development process. A portion of the net proceeds from this offering will be used to further implement the Company's operating strategies.

     The Company's objective is to continue to grow as a leading provider of high-quality analytical chemistry support services to the worldwide pharmaceutical, medical device and biotechnology industries. In order to continue its growth, the Company intends to leverage its facilities, technological expertise and information systems. The Company believes that it will continue to differentiate itself from its competitors by increasing the array of services and products offered to its clients, further enhancing the Company's reputation of offering a turnkey approach to accurately and quickly meet product development challenges faced by clients. The Company has developed and implemented a business strategy intended to accelerate growth and profitability, consisting of the following five principal elements:

         - Increase technical staff to expand the volume of services provided
         - Implement a comprehensive marketing and sales program
         - Broaden the range of complementary services provided
         - Expand geographically in strategic locations
         - Identify and effect key acquisitions

     The Company was incorporated under the laws of Indiana in 1975. The Company's principal executive offices are located at 2701 Kent Avenue, West Lafayette, Indiana, 47906, and its telephone number is (765) 463-4527.

                                  THE OFFERING

Shares offered by the Company...................  1,250,000 Shares
Common Shares to be outstanding after the
  offering......................................  4,250,000 Common Shares(1)
Use of proceeds.................................  Repayment of indebtedness, purchase of laboratory equipment, hiring of additional personnel, upgrade
                                                  of information systems, expansion of current
                                                  facilities, working capital and other general
                                                  corporate purposes, including potential
                                                  acquisitions. See "Use of Proceeds."
Nasdaq National Market symbol...................  BASI

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEAR ENDED SEPTEMBER 30,
                                                   ---------------------------------------------------
                                                    1993       1994       1995       1996       1997
                                                    ----       ----       ----       ----       ----
STATEMENT OF INCOME DATA:
Product revenue                                    $ 9,124    $ 8,903    $ 9,627    $ 9,113    $ 9,932
Services revenue...............................      1,663      1,800      2,725      3,681      4,991
                                                   -------    -------    -------    -------    -------
  Total revenue................................     10,787     10,703     12,352     12,794     14,923
Operating income...............................      1,128        609        784        701      1,172
Net income available to common shareholders....    $   886    $   495    $   497    $   347    $   657
Net income per Common Share....................    $   .30    $   .16    $   .16    $   .11    $   .21
Weighted average Common Shares outstanding.....      2,993      3,048      3,066      3,089      3,101

                                                                    SEPTEMBER 30, 1997
                                                              ------------------------------
                                                              ACTUAL          AS ADJUSTED(2)
                                                              ------          --------------
BALANCE SHEET DATA:
Working capital.............................................  $ 2,493            $ 6,223
Total assets................................................   15,931             18,858
Long-term debt, less current portion........................    5,045                 --
Convertible Preferred Shares................................    1,231                 --
Shareholders' equity........................................    5,651             15,658

-------------------------
(1) Based on Common Shares outstanding at September 30, 1997, excluding 272,671 Common Shares issuable upon exercise of options outstanding as of September 30, 1997, of which 236,555 were exercisable as of that date. See "Capitalization," "Management -- Option Plans" and Note 6 of Notes to Consolidated Financial Statements. Also reflects the conversion of all outstanding Convertible Preferred Shares into 752,399 Common Shares effected immediately prior to the issuance of the Shares offered hereby.

(2) Adjusted to reflect (i) the conversion of all outstanding Convertible Preferred Shares into Common Shares effected immediately prior to the issuance of the Shares offered hereby, and (ii) the sale of 1,250,000 Shares offered hereby (after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company), at the initial public offering price of $8.00 per share.

                                  RISK FACTORS

     An investment in the Shares offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, prior to making an investment in the Shares.

DEPENDENCE ON CERTAIN INDUSTRIES AND CLIENTS

     The Company's revenues are highly dependent on research and development expenditures and compliance testing expenditures by the pharmaceutical, biotechnology and medical device industries and by universities and government research institutions worldwide. Decreases in such expenditures, including those resulting from a general economic decline in these industries, could have a material adverse effect on the Company. The Company has benefited from the growing tendency of companies to engage independent organizations to conduct development and testing projects. Any reduction in the outsourcing of research, development or testing activities, or any reduction in public funding of science and technology could have a material adverse effect on the Company's business, operations and financial condition. There has been substantial consolidation in recent years in the pharmaceutical industry, both in the United States and Europe. It is not possible to assess the impact upon the Company of future pharmaceutical industry consolidation since the effect may depend on an acquiror's inclination to outsource or its existing relationship with the Company or a competitor. See "Business -- Changing Nature of Pharmaceutical Industry."

     During 1997, a major United States-based pharmaceutical company and the Company's Japanese distributor accounted for approximately 21% and 12%, respectively, of the Company's total revenues. There can be no assurance that the Company's business will not continue to be dependent on continued relationships with certain clients or distributors or that annual results will not be dependent upon performance of a few large projects. In addition, there can be no assurance that significant clients or distributors in any one period will continue to be significant clients or distributors in other periods. See "Business -- Clients" and "-- Sales and Marketing."

NEED TO ATTRACT, DEVELOP, MANAGE AND RETAIN PROFESSIONAL STAFF

     The Company's business is labor intensive and involves the delivery of highly specialized professional services. The Company's future growth and success depends in large part upon its ability to attract, develop, manage and retain highly skilled professional, scientific and technical operating staff. There is significant competition from the Company's competitors as well as from the in-house research departments of pharmaceutical and biotechnology companies and other enterprises for employees with the skills required to perform the services offered by the Company. Although the Company has confidentiality agreements with its scientific and technical operating personnel, the Company does not have in place covenants not to compete that would directly preclude the employees from being employed by a competitor. There can be no assurance that the Company will be able to attract, develop, manage and retain a sufficient number of highly skilled employees in the future or that it will continue to be successful in training, retaining and managing its current employees. The loss of a significant number of employees or the Company's inability to hire sufficient numbers of qualified employees could have a material adverse effect on the Company's business, operations and financial condition. See "Business -- Employees."

DEPENDENCE ON KEY EXECUTIVES

     The Company relies to a significant extent on a number of key executives, including Peter T. Kissinger, Ph.D., its President and Chairman of the Board. The Company maintains key man life insurance on Dr. Kissinger in the amount of $1.0 million. The loss of the services of any of the Company's key executives could have a material adverse effect on the Company's business, operations and financial condition.

DEPENDENCE ON AND POSSIBLE ADVERSE EFFECT OF GOVERNMENT REGULATION

     The Company's business depends in part on government regulation of the drug development process by the United States and foreign governments. More stringent governmental regulation of the drug development process increases the need for services and products provided or produced by the Company. Recently, legislation has been proposed that would substantially modify the current requirements for FDA administration of the drug and device approval process. Under the proposed legislation, applications for approval of new drugs could be made to private accredited facilities in lieu of the FDA. As a result, the number of clinical trials of new drugs would be reduced and other rules administered by the FDA would be simplified. Any change in the scope of regulatory requirements or the introduction of simplified drug or device approval procedures could adversely affect the Company's business, operations and financial condition.

     The Company's revenues are also dependent, in part, upon continued compliance with governmental requirements applicable to facilities and techniques used in the manufacture of products for clinical use and the provision of services. The Company's facilities are subject to scheduled periodic regulatory inspections to ensure compliance with FDA requirements. Failure on the part of the Company to comply with applicable requirements could result in the termination of ongoing research, the discontinuance of selected Company operations, the disqualification of data for submission to regulatory authorities and fines and penalties being assessed against the Company, any of which could have a material adverse effect on the Company's business, operations and financial condition.

     The Company's activities are also subject to foreign, federal, state and local laws and regulations governing the use, storage, handling and disposal of hazardous materials and chemicals. If the Company were held liable for an accidental contamination or injury from these materials and chemicals, the Company's business, operations and financial condition could be materially adversely affected. See "Business -- Changing Nature of Pharmaceutical Industry" and "Business -- Government Regulation."

COMPETITION

     With respect to its products, the Company primarily competes with several large equipment manufacturers and, with respect to its services, the Company primarily competes against in-house research departments of pharmaceutical and biotechnology companies, universities and teaching hospitals and other full-service CROs. Many of the Company's competitors possess substantially greater capital, technical and other resources than the Company. Competitive factors with respect to the Company's products include quality, reliability and price. CROs generally compete on the basis of previous experience, medical and scientific expertise in specific therapeutic areas, the quality of contract research, the ability to organize and manage large-scale trials on a global basis, medical database management capabilities, the ability to provide statistical and regulatory services, the ability to recruit investigators, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability and price. The Company's failure to compete effectively in any one or more of these areas could have a material adverse effect on the Company's business, operations and financial condition. See "Business -- Changing Nature of Pharmaceutical Industry" and "Business -- Competition."

CLIENT CONTRACTS TERMINABLE UPON NOTICE

     Generally, the Company's service contracts are terminable by the client upon notice at any time. Contracts may be terminated for a variety of reasons, including the client's decision to forego a particular study, failure of products to satisfy safety requirements and unexpected or undesired product testing results. The loss of business from a significant client or the cancellation of a major contract or series of commitments could have a material adverse effect on the Company's business, operations and financial condition. See "Business -- Contractual Arrangements."

UNCERTAINTY OF INTERNATIONAL MARKETS

     In fiscal 1997, approximately 34% of the Company's total revenue was derived from customers located outside the United States. The Company expects to increase its geographical diversification outside the United States, including entering new markets in Asia and South America. These markets tend to be much more volatile than the United States market. Significant governmental, regulatory, political, economic and cultural issues or changes could adversely affect the growth or profitability of the Company's business activities in any such market. In addition, although currently all of the Company's contracts are required to be paid in United States dollars, in the event future contracts were denominated in a foreign currency the Company could be faced with currency fluctuations in the conversion to United States dollars.

DEPENDANCE ON PROPRIETARY TECHNOLOGY; UNPREDICTABILITY OF PATENT PROTECTION

     The Company's business is dependent, in part, on its ability to obtain patents in various jurisdictions on its current and future technologies and products, to defend its patents and protect its trade secrets and to operate without infringing on the proprietary rights of others. There can be no assurance that the Company's patents will not be challenged by third parties or that, if challenged, those patents will be held valid. In addition, there can be no assurance that any technologies or products developed by the Company will not be challenged by third parties owning patent rights and, if challenged, will be held to not infringe those patent rights. The expense involved in any patent litigation can be significant. The Company also relies on unpatented, proprietary technology, and there can be no assurance that others will not independently develop or obtain similar products or technologies.

FUTURE CAPITAL REQUIREMENTS MAY BE SIGNIFICANT; UNCERTAINTY OF ADDITIONAL
FUNDING

     The Company expects capital and operating expenditures to increase over the next several years. Although the Company believes that the net proceeds from this offering, existing cash and cash equivalents and anticipated cash flow from operations will be sufficient to support the Company's operations for the foreseeable future, the Company's actual future capital requirements will depend on many factors, including its future profitability, the rate of its internal growth and the timing, size and terms of acquisitions made by the Company, if any. The Company may require significant additional financing in the future, which it may seek to raise through public or private equity offerings or debt financings. There can be no assurance that additional financing will be available when needed or that, if available, such financing can be obtained on terms favorable to the Company. To the extent the Company raises additional capital by issuing equity securities, ownership dilution to existing shareholders will result and may be substantial. See "Use of Proceeds," "Business -- Growth Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RISK RELATED TO GROWTH THROUGH ACQUISITIONS

     The Company's growth strategy includes identifying and effecting selected acquisitions. The Company has limited acquisition experience, and growth through acquisition involves numerous risks, including the potential inability of the Company to effectively assimilate the operations of acquired companies, the expenses incurred in connection with failed acquisition attempts, the diversion of management's attention from other business concerns and, in the case of acquisitions of foreign companies, the risks presented by language and cultural barriers and currency exchange rate fluctuations. There can be no assurance that the Company will complete any future acquisitions or that acquisitions, if any, will contribute favorably to the Company's business, operations and financial condition. See "Business -- Growth Strategy."

IMMEDIATE AND SUBSTANTIAL DILUTION

     The purchasers of the Shares will experience immediate and substantial dilution of the net tangible book value per share from the initial offering price. See "Dilution."

VOLATILITY OF QUARTERLY OPERATING RESULTS

     The Company's results of operations have been and will continue to be subject to quarterly fluctuations, principally as a result of the commencement, completion, cancellation or duration of large contracts, the progress of ongoing contracts, changes in the mix of products and services, the incurrence of significant expenses upon commencement of product or service contracts before any significant revenues are recognized from such activities, and seasonality in the business. For this reason, there is a risk that comparisons of quarterly operating results on a year-to-year basis, or on a quarter-to-quarter basis, will not provide a meaningful indication of future performance. In addition, fluctuations in quarterly results could affect the market price of the Common Shares in a manner unrelated to the longer-term operating performance of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

LIABILITY RISKS RELATED TO PRODUCTS AND THE PROVISION OF SERVICES

     Although the Company does not provide products or services directly to the public, its business involves the sale of instruments for use by others and the provision of contract analytical services. It is possible that claims could be made against the Company by either its clients or the customers of its clients for damages suffered as a result of the use of the Company's products or for errors made in the performance of the Company's analytical services. The Company maintains product liability and errors and omissions insurance with respect to these risks, but there can be no assurance that the insurance would cover all risks. The Company also seeks to reduce its exposure through indemnification agreements with its clients. The scope of those agreements may vary from client to client, and the performance of the clients' obligations thereunder are not secured. There can be no assurance that these measures will be adequate to protect the Company from damages resulting from defects in its products or services. See "Business -- Product Liability and Insurance."

MANAGEMENT DISCRETION REGARDING NET PROCEEDS OF THE OFFERING

     The Company has not yet allocated a substantial portion of the net proceeds of the offering to specific uses. Accordingly, management will have broad discretion as to the application of the offering proceeds. Pending the Company's use of such proceeds, the net proceeds of the offering will be invested in high-quality, short-term, interest-bearing investment-grade debt securities, certificates of deposit or direct or guaranteed obligations of the United States. It is possible that the return on such investments will be less than that which would be realized were the Company immediately to use such funds for other purposes. See "Use of Proceeds."

CONCENTRATION OF OWNERSHIP

     Upon the completion of this offering, certain of the Company's executive officers will beneficially own approximately 36% of the outstanding Common Shares, and certain of the Company's non-employee directors will beneficially own approximately 21% of the outstanding Common Shares. Accordingly, those persons will be in a position to significantly influence the election of the Company's directors and the outcome of corporate actions requiring shareholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal Shareholders."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     The sale of substantial amounts of the Common Shares in the public market following the offering could have an adverse effect on prevailing market prices of the Common Shares. Immediately after the offering, the 1,250,000 Shares (1,437,500 Shares if the Underwriters' over-allotment option is exercised in full) offered hereby will be freely tradeable without restriction, and approximately 600,000 additional Common Shares will be eligible for sale in the public market pursuant to Rule 144(k) under the Securities Act. All of the Company's directors and executive officers and certain of the Company's shareholders have agreed with the Underwriters not to sell an aggregate of 2,515,178 Common Shares held by them for a period of 180 days from the date of this Prospectus without the prior consent of the Underwriters. After such time, or earlier with the written consent of the Underwriters, those Common Shares will be eligible for sale, subject to the volume and other restrictions under Rule 144 promulgated under the Securities Act. See "Shares Eligible For Future Sale."

     The Company also intends to file a registration statement covering the sale of Common Shares reserved for issuance under the Company's stock option plans approximately 30 days following the date of this Prospectus. As of September 30, 1997, there were aggregate options outstanding under the Bioanalytical Systems, Inc. 1990 Employee Incentive Stock Option Plan (the "1990 Employee Option Plan") and the 1990 Bioanalytical Systems, Inc. Outside Director Stock Option Plan (the "1990 Director Option Plan") to purchase 272,671 Common Shares at a weighted average price of $1.27 per share, of which 236,555 Common Shares were then vested and exercisable. The holders of 171,757 of the options exercisable as of September 30, 1997 have signed Lock-Up Agreements. The Company also may issue and sell up to 95,000 Common Shares under the 1997 Employee Incentive Stock Option Plan (the "1997 Employee Option Plan") and 5,000 Common Shares under the 1997 Outside Director Stock Option Plan (the "1997 Director Option Plan", and together with the 1997 Employee Option Plan, the 1990 Employee Option Plan and the 1990 Director Option Plan, the "Option Plans"). See "Management -- Option Plans," and "Underwriting."

     Certain shareholders have the right to require the registration of their Common Shares under the Securities Act at any time subject to certain limitations but those shareholders have agreed not to exercise those rights for a period of 180 days from the date of this Prospectus. See "Description of Capital Stock -- Registration Rights." If those shareholders were to cause a large number of Common Shares to be registered and sold in the public market thereafter, the market price for the Common Shares could be materially adversely affected. Additionally, those shareholders have the right to require the Company to include their Common Shares in any Company-related registration under the Securities Act, and the exercise of these "piggyback" registration rights could have a material adverse effect on the Company's ability to raise capital in the future. See "Certain Transactions."

NO PRIOR MARKET; POTENTIAL STOCK PRICE VOLATILITY

     Prior to this offering, there has been no public market for the Common Shares and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price has been determined through negotiations between the Company and the Underwriters and may not represent prices that will prevail in the trading market. See "Underwriting."

     The market price of the Common Shares could be subject to wide fluctuations in response to variations in operating results from quarter to quarter, changes in earnings estimates by analysts, market conditions in the industry and general economic conditions. See "Risk Factors -- Volatility of Quarterly Operating Results." Furthermore, the stock market has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may have an adverse effect on the market price of the Common Shares. Following the offering, the Company will have approximately 4.2 million Common Shares outstanding, of which approximately 1.8 million Common Shares could be considered to be part of the "float." Based on the initial public offering price of $8.00 per share, the market capitalization of the Company is approximately $34.0 million. As a result of the small "float" and market capitalization, the Company's Common Shares will be subject to volatility. The price volatility of the Common Shares could be accentuated by quarterly fluctuations in earnings. See "Risk Factors -- Volatility of Quarterly Operating Results."

POSSIBLE ISSUANCE OF PREFERRED SHARES

     The Board of Directors of the Company has the authority to issue preferred shares in the future without further shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The issuance of preferred shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the market price of the Common Shares and could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting securities of the Company. The Company has no present plans to issue any preferred shares. See "Description of Capital Stock."

NO CASH DIVIDENDS

     The Company has never paid any cash dividends to holders of its Common Shares and does not anticipate paying any cash dividends in the foreseeable future, but intends instead to retain any future earnings for reinvestment in its business. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,250,000 Shares offered hereby are estimated to be $8.8 million ($10.2 million if the Underwriter's over-allotment option is exercised in full), based on the initial public offering price of $8.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to utilize approximately $5.8 million to repay bank indebtedness. The Company also intends to utilize a portion of the net proceeds to purchase laboratory equipment, hire additional technical staff and upgrade its information systems. These expenditures will primarily supplement and expand capabilities for existing services offered to clients. In addition, the Company intends to use a portion of the proceeds from the offering to expand its present facilities as well as to fund future geographic expansion. Pending such uses, the Company intends to invest the remaining proceeds of the offering in high-quality, short-term, interest-bearing, investment-grade debt securities, certificates of deposit or direct or guaranteed obligations of the United States.

     As part of its business strategy, the Company reviews many acquisition candidates in the ordinary course of business, although the Company currently has no agreements or arrangements in place with respect to any future acquisition. There can be no assurance that the Company will complete any acquisitions.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Shares and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain any future earnings to develop and expand its business. The Company is currently restricted from paying cash dividends under the terms of its lines of credit without the prior written consent of the bank.

                                    DILUTION

     The net tangible book value of the Company as of September 30, 1997 was approximately $6.7 million or $2.22 per share after giving effect to the conversion of the outstanding Convertible Preferred Shares into Common Shares and the 4.514 for 1 share split to be effected prior to the issuance of the Shares offered hereby. The net tangible book value per share is equal to the book value of the Company's total tangible assets less its total liabilities, divided by the total number of Common Shares outstanding. After giving effect to the sale by the Company of 1,250,000 Shares offered hereby at the initial public offering price of $8.00 per share (resulting in estimated net proceeds of $8.8 million after deducting the estimated underwriting discounts and commissions and estimated offering expenses), the net tangible book value of the Company as of September 30, 1997 would be approximately $15.5 million, or $3.64 per share. This represents an immediate increase of $1.42 per share to existing shareholders and an immediate dilution of $4.36 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share.....................             $8.00
  Net tangible book value per share before the offering.....    $2.22
  Increase in net tangible book value per share attributable
     to new investors.......................................     1.42
                                                                -----
Net tangible book value per share after offering............              3.64
                                                                         -----
Dilution per share to new investors.........................             $4.36
                                                                         =====

     To the extent that the Underwriters' over-allotment option is exercised in full, the net tangible book value of the Company at September 30, 1997 would have been approximately $16.8 million, or $3.78 per share, representing an immediate increase in net tangible book value per share of $1.56 to existing shareholders and an immediate dilution of $4.22 per share to new investors.

     The following table summarizes, as of September 30, 1997, the differences in the number of Common Shares purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing shareholders and by the new investors with respect to the Shares offered hereby, based upon the initial public offering price of $8.00 per share and before deduction of estimated underwriting discounts and commissions and estimated offering expenses:

                                                SHARES PURCHASED        TOTAL CONSIDERATION(1)       AVERAGE
                                              --------------------      ----------------------        PRICE
                                               NUMBER      PERCENT        AMOUNT       PERCENT      PER SHARE
                                               ------      -------        ------       -------      ---------
Existing shareholders(1)..................    3,000,000      70.6%      $ 1,907,350      16.0%       $ 0.64
New investors.............................    1,250,000      29.4        10,000,000      84.0          8.00
                                              ---------     -----       -----------     -----
Total.....................................    4,250,000     100.0%      $11,907,350     100.0%
                                              =========     =====       ===========     =====

-------------------------
(1) The above computations exclude options outstanding at September 30, 1997 to purchase a total of 272,671 Common Shares at a weighted average exercise price of $1.27 per share. To the extent these options are exercised, there will be further dilution to new investors. See "Capitalization," "Management -- Option Plans" and Note 6 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of September 30, 1997, on an actual basis and as adjusted (i) to give effect to the conversion of all outstanding Convertible Preferred Shares into Common Shares which occurred immediately prior to the issuance of the Shares offered hereby and (ii) to reflect the sale of the 1,250,000 Shares offered hereby at the initial public offering price of $8.00 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                SEPTEMBER 30, 1997
                                                              ----------------------
                                                                              AS
                                                               ACTUAL      ADJUSTED
                                                               ------      --------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARES DATA)
Short-term debt.............................................    $   803     $    --
                                                                =======     =======
Long-term debt, less current portion........................    $ 5,045     $    --
Preferred Shares:
  1,000,000 Preferred Shares authorized and
     166,667 Convertible Preferred Shares outstanding
     (actual), none outstanding (as adjusted)...............      1,231          --
Shareholders' equity:
  Common Shares, 19,000,000 shares authorized and 2,247,601
     shares outstanding (actual); 4,250,000 shares
     outstanding (as adjusted)(1)...........................        498         941
  Additional paid-in capital................................        178       9,742
  Retained earnings.........................................      4,978       4,978
  Currency translation adjustment...........................         (3)         (3)
                                                                -------     -------
       Total shareholders' equity...........................      5,651      15,658
                                                                -------     -------
       Total capitalization.................................    $11,927     $15,658
                                                                =======     =======

-------------------------
(1) Does not include 272,671 Common Shares issuable upon exercise of options outstanding as of September 30, 1997, of which 236,555 were exercisable as of that date. See "Management -- Option Plans" and Note 6 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated statement of income data for the years ended September 30, 1995, 1996 and 1997 and the balance sheet data as of September 30, 1996 and 1997 are derived from and should be read in conjunction with the financial statements and notes thereto included elsewhere herein, audited by Ernst & Young LLP. The selected statement of income data for the years ended September 30, 1993 and 1994 and selected balance sheet data as of September 30, 1993, 1994 and 1995 also are derived from audited financial statements, which are not included herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                              YEAR ENDED SEPTEMBER 30,
                                                   -----------------------------------------------
                                                    1993      1994      1995      1996      1997
                                                    ----      ----      ----      ----      ----
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Product revenue..................................  $ 9,124   $ 8,903   $ 9,627   $ 9,113   $ 9,932
Services revenue.................................    1,663     1,800     2,725     3,681     4,991
                                                   -------   -------   -------   -------   -------
     Total revenue...............................   10,787    10,703    12,352    12,794    14,923
Cost of product revenue..........................    3,479     3,418     3,448     3,227     3,334
Cost of services revenue.........................      833     1,039     1,834     2,141     2,986
                                                   -------   -------   -------   -------   -------
     Total cost of revenue.......................    4,312     4,457     5,282     5,368     6,320
                                                   -------   -------   -------   -------   -------
Gross profit.....................................    6,475     6,246     7,070     7,426     8,603
                                                   -------   -------   -------   -------   -------
Operating expenses:
  Selling........................................    3,366     3,531     3,940     3,937     4,225
  Research and development.......................    1,099     1,122     1,124     1,424     1,568
  General and administrative.....................      882       984     1,222     1,364     1,638
                                                   -------   -------   -------   -------   -------
     Total operating expenses....................    5,347     5,637     6,286     6,725     7,431
                                                   -------   -------   -------   -------   -------
Operating income.................................    1,128       609       784       701     1,172
Other income (expense), net......................       28       192       111       (18)      (75)
                                                   -------   -------   -------   -------   -------
Income before income taxes.......................    1,156       801       895       683     1,097
Income taxes.....................................      216       253       344       283       413
                                                   -------   -------   -------   -------   -------
Net income.......................................  $   940   $   548   $   551   $   400   $   684
                                                   =======   =======   =======   =======   =======
Net income available to common shareholders......  $   886   $   495   $   497   $   347   $   657
Net income per Common Share......................  $   .30   $   .16   $   .16   $   .11   $   .21
Weighted average Common Shares outstanding.......    2,993     3,048     3,066     3,089     3,101

                                                                   SEPTEMBER 30,
                                                    --------------------------------------------
                                                     1993     1994     1995     1996      1997
                                                     ----     ----     ----     ----      ----
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...................................  $3,897   $4,392   $4,080   $ 3,059   $ 2,493
Property and equipment, net.......................   2,494    2,736    3,707     6,526    10,035
Total assets......................................   7,800    8,163    9,428    11,374    15,931
Long-term debt, less current portion..............     239      187      416     2,512     5,045
Convertible Preferred Shares......................   1,994    2,047    2,100     1,530     1,231
Shareholders' equity..............................   3,547    4,056    4,609     4,956     5,651

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with Selected Consolidated Financial Data and the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus. In addition to the historical information contained herein, the discussions in this Prospectus may contain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the section entitled "Risk Factors," as well as those discussed elsewhere in this Prospectus.

OVERVIEW

     The Company provides a broad range of value-added products and services focused on chemical analysis to the worldwide pharmaceutical, medical device and biotechnology industries. The Company's customer-focused approach and its high quality products and services enable it to serve as a value-added partner in solving complex scientific problems by providing cost-effective results to its customers on an accelerated basis. Founded in 1974 in Lansing, Michigan and relocated to West Lafayette, Indiana in 1975, the Company has experienced growth primarily through internal expansion, supplemented by strategic acquisitions. As part of its internal growth strategy, the Company has developed technical specialties in such areas as chromatography, electrochemistry, in vivo sampling and mass spectrometry. The Company's growth has strategically positioned it to take advantage of globalization in the marketplace and to provide new services and areas of technical expertise to its customers. During this phase, the Company has been continuously profitable since 1987.

     Throughout its history, the Company has taken steps to position itself as a global leader in the analytical chemistry field. Development of the Company's infrastructure began in 1975 when it established relationships with several customers and multiple international distributors. In 1981, the Company increased its sphere of influence to include Japan with the creation of BAS Japan, an independent distributor. In 1988, the Company enhanced its computer software expertise by acquiring Interactive Microware Inc. in State College, Pennsylvania. In 1990, the Company began offering contract services to customers that lacked the time or expertise to perform certain analyses using the Company's analytical products. In 1991, the Company further expanded its global presence by establishing an office in Brussels, Belgium, and in 1995, the Company acquired a distributor, BAS Technicol Ltd., to further solidify its presence in the United Kingdom. While the Company derives a significant portion of its revenues from customers in Asia, the Company does not expect that the recent economic downturn in certain Asian markets will have a material adverse impact on its financial condition in the short or long term, because the Company does not derive a significant amount of its total revenue from these markets.

     Revenues are derived principally from (i) the sale of the Company's analytical instruments and other products, and (ii) analytical services provided to customers. Both methods of generating revenue utilize the Company's ability to identify, isolate and resolve client problems relating to the separation and quantification of individual substances in complex mixtures. The Company's analytical products are sold primarily to pharmaceutical firms and research organizations. The Company supports the pharmaceutical industry by focusing on analytical chemistry for biomedical research, diagnostics, electrochemistry and separations science. Principal customers include scientists engaged in drug metabolism studies, as well as those engaged in basic neuroscience research. The Company was the first to commercialize the liquid chromatography and electrochemistry technology which is now the worldwide standard for the determination of neurotransmitter substances. Research products include in vivo sampling devices, reagent chemicals, electrochemical apparatus and sensors.

     Revenue from the sale of the Company's products and the related costs are recognized upon shipment of the products to customers. The Company's pharmaceutical service contracts generally have terms ranging from several months to several years. A portion of the contract fee is generally payable upon receipt of the initial samples with the balance payable in installments over the life of the contract. The contracts are broken down into discrete units of deliverable services for which a fixed fee for each unit is established, and revenue and related direct costs are recognized as specific contract terms are fulfilled under the percentage of completion method utilizing units of delivery. The termination of a contract results in no material adjustments to revenue or direct costs previously recognized, and the Company is entitled to payment for all work performed through the date of notice of termination and all costs associated with termination of a contract.

     The Company's management believes that fluctuations in the Company's quarterly results are caused by a number of factors, including the Company's success in attracting new business, the size and duration of service contracts, the timing of its client's decisions to enter into new contracts, the cancellation or delays of on-going contracts, the timing of acquisitions and other factors, many of which are beyond the Company's control. See "Risk Factors -- Volatility of Quarterly Operating Results."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain statement of income data as a percentage of total revenue.

                                                                     PERCENTAGE OF REVENUE
                                                                  ---------------------------
                                                                   YEAR ENDED SEPTEMBER 30,
                                                                  ---------------------------
                                                                  1995       1996       1997
                                                                  ----       ----       ----
Product revenue.............................................       77.9%      71.2%      66.6%
Services revenue............................................       22.1       28.8       33.4
                                                                  -----      -----      -----
     Total revenue..........................................      100.0      100.0      100.0
Cost of product revenue.....................................       27.9       25.2       22.3
Cost of services revenue....................................       14.9       16.8       20.0
                                                                  -----      -----      -----
     Total cost of revenue..................................       42.8       42.0       42.3
Gross profit................................................       57.2       58.0       57.7
Operating expenses:
  Selling...................................................       31.9       30.8       28.3
  Research and development..................................        9.1       11.1       10.5
  General and administrative................................        9.9       10.7       11.0
                                                                  -----      -----      -----
     Total operating expenses...............................       50.9       52.6       49.8
                                                                  -----      -----      -----
Operating income............................................        6.3        5.4        7.9
Other income (expense), net.................................        0.9       (0.1)      (0.5)
                                                                  -----      -----      -----
Income before income taxes..................................        7.2        5.3        7.4
Income taxes................................................        2.8        2.2        2.8
                                                                  -----      -----      -----
Net income..................................................        4.4%       3.1%       4.6%
                                                                  =====      =====      =====

     Year ended September 30, 1997 Compared with Year ended September 30, 1996

     Total revenue for the year ended September 30, 1997 increased 16.6% to approximately $14.9 million from approximately $12.8 million in the year ended September 30, 1996. The net increase of approximately $2.1 million related primarily to increased revenue from services, which increased to approximately $5.0 million in the year ended September 30, 1997 from approximately $3.7 million in the year ended September 30, 1996 as a result of the expansion of types and volume of services provided by the Company. During this same period, product revenue increased to approximately $9.9 million for the year ended September 30, 1997 from approximately $9.1 million for the year ended September 30, 1996 primarily as a result of increased penetration in the electrochemistry and the liquid chromatography market.

     Costs of revenue increased 17.7% to approximately $6.3 million for the year ended September 30, 1997 from approximately $5.4 million for the year ended September 30, 1996. This increase of approximately $952,000 was largely due to the hiring of additional support staff in the services unit. Costs of revenue for the Company's products decreased to 33.6% as a percentage of product revenue for the year ended September 30, 1997 from 35.4% of product revenue for the year ended September 30, 1996, due to a change in product mix.

Costs of revenue for the Company's services increased to approximately 59.8% as a percentage of services revenue for the year ended September 30, 1997 from approximately 58.2% of services revenue for the year ended September 30, 1996 due to an increase in services support staff.

     Selling expenses for the year ended September 30, 1997 increased 7.3% to approximately $4.2 million from approximately $3.9 million during the year ended September 30, 1996 due to increased commissions on foreign sales. Research and development expenses for the year ended September 30, 1997 increased 10.1% to $1.6 million from approximately $1.4 million for the year ended September 30, 1996 due to the development of the in vitro product line. General and administrative expenses for the year ended September 30, 1997 increased 20.1% to approximately $1.6 million from approximately $1.4 million for the year ended September 30, 1996, primarily as a result of increased property taxes incurred in connection with the Company's purchase and construction of additional facilities.

     Other income (expense), net, was approximately $(75,000) in the year ended September 30, 1997 as compared to approximately $(18,000) in the year ended September 30, 1996 as a result of a reduction of interest income due to a reduction in cash and cash equivalents resulting from the redemption of Redeemable Preferred Shares owned by the Venture Funds in accordance with their terms.

     The Company's effective tax rate for 1997 was 37.7% as compared to 41.4% for fiscal 1996. This decrease was primarily due to utilization of the research and development tax credit.

     Year ended September 30, 1996 Compared with Year ended September 30, 1995

     Total revenue for the year ended September 30, 1996 increased 3.6% to approximately $12.8 million from approximately $12.4 million in the year ended September 30, 1995. The net increase of approximately $400,000 related to increased revenue from services, which increased to approximately $3.7 million in the year ended September 30, 1996 from approximately $2.7 million in the year ended September 30, 1995 as a result of the expansion of types and volume of services provided by the Company. During this same period, product revenue decreased to approximately $9.1 million for the year ended September 30, 1996 from approximately $9.6 million for the year ended September 30, 1995 primarily as a result of increased industry competition in the liquid chromatography market.

     Costs of revenue increased 1.6% to approximately $5.4 million for the year ended September 30, 1996 from approximately $5.3 million for the year ended September 30, 1995. This increase of approximately $100,000 was due to the hiring of additional support staff in the services unit. Costs of revenue for the Company's products decreased to 35.4% as a percentage of product revenue for the year ended September 30, 1996 from 35.8% of product revenue for the year ended September 30, 1995, due to a change in product mix. Costs of revenue for the Company's services decreased to approximately 58.2% as a percentage of service revenue for the year ended September 30, 1996 from approximately 67.3% of services revenue for the year ended September 30, 1995 due to an increase in the level of services revenue.

     Research and development expenses for the year ended September 30, 1996 increased 26.7% to $1.4 million from approximately $1.1 million for the year ended September 30, 1995 due to the development of the in vitro product line. General and administrative expenses for the year ended September 30, 1996 increased 11.6% to approximately $1.4 million from approximately $1.2 million for the year ended September 30, 1995, primarily as a result of increased property taxes incurred in connection with the Company's purchase and construction of additional facilities.

     Other income (expense), net, was approximately $(18,000) in the year ended September 30, 1996 as compared to approximately $111,000 in the year ended September 30, 1995 as a result of a reduction in interest income due to a reduction in cash and cash equivalents resulting from the redemption of Redeemable Preferred Shares owned by the Venture Funds in accordance with their terms.

     The Company's effective tax rate for 1996 was 41.4% as compared to 38.5% for fiscal 1995. This increase was due, in part, to operating losses from operations in the United Kingdom for which there is no corresponding income tax deduction and to increased state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company's principal sources of cash have been cash flow generated from operations and funds received from venture capital investments, the most recent of which was a $2.0 million financing completed in March 1991. At September 30, 1997, the Company had cash and cash equivalents of approximately $160,000, compared to cash and cash equivalents of approximately $600,000 at September 30, 1996. The decrease in cash resulted primarily from increased capital expenditures made to expand the Company's facilities and operations. The expansion was partially financed by cash provided by operating activities, and a $5.0 million credit facility.

     The Company's net cash provided by operating activities was approximately $842,000 for the year ended September 30, 1997. Cash provided by operations during the year ended September 30, 1997 consisted of net income of approximately $684,000 plus non-cash charges of approximately $584,000 partially offset by a net increase of approximately $426,000 in operating assets and liabilities. The most significant increase in operating assets related to trade accounts receivable, which increased to approximately $3.0 million at September 30, 1997 from approximately $1.6 million at September 30, 1996, due primarily to sales growth.

     Cash used by investing activities increased to approximately $4.0 million for the year ended September 30, 1997 from approximately $3.2 million for the year ended September 30, 1996, primarily as a result of the Company's purchase and construction of additional facilities. Cash provided by financing activities for the fiscal 1997 was approximately $2.7 million due to an increase in the Company's long and short term debt and offset by the redemption of Redeemable Preferred Shares in accordance with their terms.

     The Company's net cash provided by operating activities was approximately $301,000 for the year ended September 30, 1996, resulting from approximately $400,000 of net income and reduced by a net increase in operating assets and liabilities which was partially offset by non-cash charges. Trade accounts receivable remained relatively constant at approximately $1.6 million at September 30, 1996 as compared to September 30, 1995.

     Cash used by investing activities increased to approximately $3.2 million for fiscal 1996 from approximately $1.3 million for fiscal 1995, primarily as a result of the Company's purchase and construction of additional facilities. Cash provided by financing activities for fiscal 1996 was approximately $1.7 million due to an increase in the Company's long term debt incurred for the facilities expansion and offset by the redemption of Redeemable Preferred Shares in accordance with their terms.

     Total expenditures by the Company for property and equipment were approximately $1.3 million $3.2 million and $4.1 million in fiscal 1995, 1996 and 1997, respectively. Expenditures made in connection with the expansion of the Company's operating facilities and purchases of laboratory equipment account for the largest portions of these expenditures. The Company anticipates increased levels of capital expenditures in fiscal 1998 and fiscal 1999. The increased capital investments relate to the completion of the renovation and construction of the additional facilities and the purchase of additional laboratory equipment corresponding to anticipated increases in research services to be provided by the Company. The Company also expects to make other investments to expand its operations, through internal growth and strategic acquisitions, alliances and joint ventures. However, the Company currently has no firm commitments for capital expenditures other than in connection with the expansion of the Company's facilities.

     Based on its current business activities, the Company believes that cash generated from its operations, amounts available under its existing bank lines of credit and credit facility and the net proceeds from this offering will be sufficient to fund the Company's working capital and capital expenditure requirements for the next few years.

     The Company has a bank line of credit agreement which expires March 1, 1998 and allows borrowings of the lesser of 50.0% of inventories plus 80.0% of qualified accounts receivable or $2.2 million. Interest is charged at the prime rate plus .25% (8.75% at September 30, 1997). At September 30, 1997, the collateral base for this line of credit resulted in borrowing availability of approximately $2.2 million of which $200,000 was outstanding at September 30, 1997. The line is collateralized by inventories and accounts receivable. The Company has a second line of credit agreement with the same bank for capital expenditures which expires March 1, 1998 and allows borrowings of the lesser 80% of capital expenditures or $1,000,000. Interest is charged at the prime rate plus .25% (8.75% at September 30, 1997). At September 30, 1997, $315,377 was outstanding on this line. The line is collateralized by fixed assets, inventories and accounts receivable. The Company has entered into negotiations with the bank to increase the amounts available under these lines of credit and extend the expiration dates upon completion of the sale of the Shares offered hereby, although there can be no assurance that such negotiations will be successful.

     During 1996, the Company entered into a credit facility for up to $5.0 million for the purchase and renovation of an adjacent building. At maturity of this facility on January 31, 1998, the loan may be converted to a five year term loan based upon a 20 year amortization funding on a conventional commercial mortgage basis or with fixed principal payments plus interest. Interest is charged at the prime rate plus .25% (8.75% at September 30, 1997). This credit facility is collateralized by substantially all of the Company's property and equipment. The agreement contains certain covenants which, among other things, require the Company to maintain minimum levels of tangible net worth and debt service coverage.

RECENT DEVELOPMENT

     On October 31, 1997, the Company acquired all of the outstanding capital stock of Vetronics, Inc. ("Vetronics"), which manufactures, markets and sells, electrocardiograph and vital sign monitors for small to midsize animals. The total purchase price consisted of $200,000 in cash, $150,000 in notes payable on July 1, 1998 and a contingent amount to be based upon the profitability of sales from products manufactured by Vetronics during the next two years. The Company believes that the addition of these products will enhance its position as a producer of physiology instrumentation.

INFLATION

     To date, the Company believes that the effects of inflation have not had a material adverse effect on its business, operations or financial condition.

NEW ACCOUNTING PRONOUNCEMENTS

     In July 1997, the Financial Accounting Standards Board (the "FASB") issued Statement No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." Under SFAS 131, the Company will report financial and descriptive information about its operating segments. SFAS 131 is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS 131 on October 1, 1998. The Company has not yet evaluated the impact of adoption of SFAS 131.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and display of comprehensive income in the financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS 130 on October 1, 1998. The Company has not yet evaluated the impact of SFAS 130.

     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," which replaces the presentation of primary earnings per share ("EPS") with basic EPS and replaces fully diluted EPS with diluted EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the components of the basic EPS computation to the components of the diluted EPS computation. SFAS No. 128 is effective for both interim and annual periods ending after December 15, 1997. Earlier adoption is not permitted. Upon adoption, all prior-period EPS data presented will be restated. The Company does not anticipate the adoption of SFAS No. 128 to have a significant effect on EPS.

                                    BUSINESS

COMPANY OVERVIEW

     The Company is a contract research organization providing research and development resources to many of the leading pharmaceutical, medical device and biotechnology companies in the world. The Company offers an efficient, variable-cost alternative to its clients' internal product development, compliance and quality control programs. Founded in 1974, the Company initially focused primarily on providing new products and procedures which facilitated research progress at client sites. Recently, as a result of increasing pressures to bring products to market on a cost-effective and accelerated basis, many clients have requested the Company to carry out proprietary projects at the Company's facilities. As a result, the Company now derives its revenues from both the sale of its analytical instruments and other products as well as research services provided to customers. The Company provides a broad array of both value-added products and services focused on chemical analysis, allowing its clients to perform their R&D functions either "in-house" or at the Company. The Company believes that among CROs that provide statistical, clinical, and medical services, the Company is the only one that designs and sells analytical instrumentation. Within the analytical instruments business, the Company believes that it is one of very few firms to maintain a separate business unit devoted to contract analytical services under the regulatory framework of GLPs and GMPs.

     The Company's products and services combine basic research with diagnostic and therapeutic experience. One consequence of the restructuring of the healthcare industry is the greater reliance on outsourcing research services for both clinical trials and formulation development. The Company is capable of supporting the analytical needs of researchers and clinicians, from small molecule drugs and hormones through large biomolecules such as proteins. The Company's scientists have the skills necessary in instrumentation, chemical reagents and computer software to make the products and services it provides increasingly valuable to the worldwide pharmaceutical, medical device and biotechnological industries.

     Over the past five years, the Company regularly has provided its products and/or services to all of the top 25 pharmaceutical companies in the world, as ranked by 1996 research and development spending. In fiscal 1997, the Company estimates that more than one-third of its total revenue was derived from these companies. As a result of its (i) client focus, (ii) reputation for high-quality services and products, (iii) capital investment in state-of-the art instrumentation and facilities, (iv) skilled and experienced professional staff, and (v) expertise in performing critical development and support services, the Company believes that it is a value-added partner in solving its clients' complex product development problems.

     The Company designs, manufactures and markets a broad range of products and related scientific procedures that detect and quantify the presence of chemicals in certain substances. On the products side, the Company competes in the $11 billion analytical instrument industry. The Company's focus, however, is not on marketing hardware and software, but rather on solutions to challenging analytical problems where the Company can utilize its talented personnel to provide a total solution not generally available from hardware-focused competitors. The Company's products utilize state-of-the-art scientific technology, including liquid chromatography, electrochemistry and in vivo sampling instrumentation. The Company's analytical instruments are sold primarily to pharmaceutical firms and research organizations. Principal clients include scientists engaged in drug metabolism studies, as well as scientists engaged in basic neuroscience research.

     The Company provides a wide variety of services to pharmaceutical companies, medical device manufacturers, medical research centers, academic institutions and others. These analytical services support screening and pharmacological testing, toxicology/safety testing, formulation development, laboratory testing, regulatory and compliance consulting and quality control testing. The Company began providing services primarily in response to requests from customers who had used or were using the Company's products. To reduce overhead and speed drug approval requests through the FDA, pharmaceutical companies are contracting increasing amounts of their analytical work to outside firms like the Company. The Pharmaceutical Research and Manufacturing Association estimates that in 1997, pharmaceutical and biotechnology companies will spend approximately $18.9 billion worldwide on research and development, of which approximately 18%, or $3.4 billion, will be outsourced to independent contract service providers. The Company believes that the trend of outsourcing will continue as a result of drug development pressures, the emphasis on cost containment, patent expirations, consolidation in the pharmaceutical industry, virtual drug company and biotechnology industry growth, the need for technical expertise, the need for data management expertise and the globalization of the pharmaceutical marketplace.

CHANGING NATURE OF PHARMACEUTICAL INDUSTRY

     The Company provides products and services on a world wide basis to pharmaceutical, medical device and biotechnology companies, academic institutions and the United States government to facilitate the research and development of drugs and medical devices. The Company's products are marketed generally to both public and private research organizations engaged in the early stages of drug development, while the Company's services are marketed generally to pharmaceutical and other biotechnical companies engaged in later stages of drug testing. The Company competes against several large equipment manufacturers with respect to its products, while the research services industry is highly fragmented consisting of several hundred service providers operating in various segments of the market and a few larger companies focusing primarily on managing clinical trials. While the markets for the Company's products and services have distinct customers (often simply separate divisions in a large pharmaceutical company) and requirements, the Company believes that both markets are facing increased pressure to outsource certain facets of their research and development activities. The Company believes that the factors identified below will contribute to a continuing increase in outsourcing activities by its customers.

     Drug Development Pressure

     The pharmaceutical industry is under pressure to rapidly develop new drugs to treat chronic illnesses and life threatening conditions such as AIDS and Alzheimer's disease as consumers, doctors, health care providers and pharmaceutical company shareholders continue to demand quicker and more efficient drug development. Responding to this pressure, pharmaceutical companies are attempting to accelerate the drug development process, including reliance to an increasing extent on external providers of research and development services to perform testing and analysis in all phases of the process.

     Emphasis on Cost Containment

     Pharmaceutical companies are facing increasing pressure to develop more efficient operating strategies as a result of margin pressure from market forces, including (i) a shift toward managed care, (ii) patent expirations,
(iii) generic substitution, (iv) increased purchasing power of large buyer groups and (v) governmental initiatives designed to reduce drug prices. The Company believes that the pharmaceutical and medical device industries are responding to these pressures by downsizing internal research and development programs, favoring outsourcing as a variable-cost alternative. Further, the need for additional capacity to increase the speed of new product development, to maximize the period of marketing exclusivity and to increase economic returns, has driven the need for outsourced services.

     Patent Expirations

     Patents on all major pharmaceuticals continue to age and expire. According to the Pharmaceutical Research and Marketing Association, since 1984 prescriptions for generic drugs have risen from 20% to 43% of all prescriptions written. Moving generic drugs onto the market faster can result in an estimated 2 to 5 year reduction in effective patent protection for brand name drugs. Patent expirations are forcing drug companies to develop new products or modify existing products to maintain market share against generic product competition. The Company believes that the pressure to develop new products and modify (reformulate) existing products, combined with internal capacity constraints, is leading companies to outsource these activities.

     Consolidation in the Pharmaceutical Industry

     The pharmaceutical industry is increasingly consolidating as drug development companies continue to pursue new avenues of growth and more efficient ways of conducting business. As companies seek to combine varied personnel, resources and activities, the Company believes that they will increasingly focus on ways to reduce costs and streamline operations, leading to the greater use of companies providing contract research services.

     Biotechnology Industry and "Virtual" Drug Company Growth

     The biotechnology industry has grown rapidly over the last 10 years and has introduced a significant number of new compounds for development. As a result, many biotechnology companies do not have the necessary in-house resources to conduct required development and testing. Furthermore, the number of pharmaceutical and medical device companies whose business strategy is to bring a product far enough along to attract a strategic partner that will manufacture and market a drug has increased. Many of these "virtual" drug development companies, having little or no internal development or support resources, must outsource a substantial portion of drug development and testing.

     Need for Technical Expertise

     The increasing complexity of new drugs requires high quality, innovative, solution-driven contract work through all phases of the development process from preclinical toxicology and pharmacokinetics through reformulation pharmacokinetic studies and post-market clinical drug monitoring. The Company believes that this need for specialized technical expertise will increasingly lead to outsourcing of research activities.

     Need for Data Management Expertise

     Regulatory agencies are increasing the volume of data required for regulatory filings, as well as requesting increased access to these data. Furthermore, the FDA is encouraging the use of computer-assisted filings in an effort to expedite the approval process; consequently, drug companies are increasingly outsourcing to firms with automated data management capabilities. Clients also are demanding access to data as it is acquired in the laboratory; and the Company has the ability to provide clients with remote access to Company computer systems while at the same time protecting client data from unauthorized access.

     Globalization of the Marketplace

     Foreign pharmaceutical companies, particularly in Japan and Europe, are increasingly seeking to obtain approval to market their products in the United States. Due to a lack of familiarity with the complex United States regulatory system and the difficulty in bringing their operating facilities into FDA-required GMP compliance, foreign firms are relying on independent development companies with experience in the United States to provide integrated services through all phases of product development and to assist in preparing regulatory submissions. The Company believes that domestic firms with established regulatory expertise and a broad range of integrated development services will benefit from this trend.

GROWTH STRATEGY

     The Company's objective is to be the leading provider of high-quality analytical chemistry and support services to the worldwide pharmaceutical, medical device and biotechnology industries. The Company intends to leverage its facilities, technological expertise and information systems to facilitate growth and differentiate itself from its competitors. The Company has adopted a business strategy intended to accelerate growth and profitability, which consists of the following elements:

     Increase Technical Staff to Expand Sales

     The Company believes its investment in infrastructure and technical expertise has positioned it to significantly expand the level of services it provides to current and future clients. The Company is currently turning away opportunities to provide services because of technical personnel and capacity constraints. The Company intends to hire additional scientific personnel, allowing it to take advantage of the recent expansion of the Company's facilities and substantially increased laboratory space. The additional personnel will allow the Company to further provide services to current and future clients.

     Implement Comprehensive Marketing and Sales Program

     Due to the recent growth of the CRO industry and the highly fragmented nature of the competition, the Company believes it has been difficult for many CROs to achieve a high profile corporate identity within the marketplace. The Company's marketing strategy is to continue to build upon its reputation as a provider of high quality products and services. The Company has developed a marketing plan designed to substantially increase awareness of the products offered and services provided by the Company. The plan includes: (i) increasing the number of sales and marketing personnel, (ii) expanding the level of advertising and promotion, (iii) expanding strategic development relationships with key clients, (iv) expanding global market presence through distributors and locally focused promotion, and (v) surveying existing and potential clients to further assess needs and buying practices. The Company also intends to expand its technical services staff given that in the normal course of business of responding to client inquiries regarding the Company's products and services they have identified additional business opportunities in the services sector.

     Broaden Range of Services Provided

     The Company intends to expand its development capabilities by adding services that are complementary to its product development and support services. In addition to offering a broad range of integrated, value-added services that span the product life cycle from new compound characterizations to market product compliance and quality control testing, the Company plans to: (i) provide integrated formulations development services, (ii) refine current in vitro sampling methodologies, and (iii) broaden the range of services provided in connection with clinical trials. Increasing the array of services offered to clients is intended to enhance the Company's reputation for providing a turnkey approach to accurately and quickly meet product development challenges.

     Expand Geographically

     The Company intends to supplement its internal growth through the opening of offices in strategic locations. The Company believes that these offices will be valuable in developing and maintaining important client relationships. The Company believes that establishing a presence in certain domestic and international markets will enable it to more effectively compete for services from worldwide pharmaceutical, medical device and biotechnology customers that require a rapid turnaround. The Company intends to add facilities on the West Coast, as well as in targeted international markets. Adding facilities outside the United States will allow the Company to provide analytical services nearer to clinical sites and major pharmaceutical research centers located in international markets, without certain regulatory restrictions applicable to delivery and testing of substances in the United States. Geographic expansion may be accomplished by internal growth, acquisitions or joint ventures.

     Identify and Effect Key Acquisitions

     The Company believes that significant acquisition opportunities exist in the CRO industry due to its highly fragmented nature. The Company intends to focus on acquisitions of businesses that would expand its geographic presence, add to its clinical expertise in sectors in which it has significant experience and broaden its range of services. As part of its business strategy and in a continuing effort to enhance its capabilities to serve the global needs of its clients, the Company is looking at strategic acquisitions on an ongoing basis. In addition to considering the business of the candidate, the Company evaluates the ease with which an acquisition candidate may be integrated into the Company's organizational structure.

OPERATING STRATEGIES

     The Company's operating strategies are derived from a strong base of expertise in analytical chemistry, obtained from not only its role as a manufacturer of state of the art instrumentation but also as a provider of contract laboratory services. This dual role strongly differentiates the Company from its competitors. The Company believes that among CROs that provide statistical, clinical, and medical services, the Company is the only one that designs and sells analytical instrumentation. Within the analytical instruments business, the

Company believes it is one of very few firms to maintain a separate business unit devoted to contract analytical services under the regulatory framework of GLP's and GMP's. The Company's operating strategies consist of the following elements:

     Continue to Focus on Analytical Chemistry

     The Company will remain focused on selling products and services related to analytical chemistry. The Company believes that this area has not been emphasized by many of the larger CROs and that they presently do not have the personnel or the scientific expertise to be successful in this field. The Company has developed and will continue to develop methodologies capable of measuring new drug substances. The Company believes that its capabilities to make highly technical measurements in blood plasma, tissue or dosage forms, for example, represents a significant competitive advantage.

     Enhance the Synergy between Products and Services

     The Company will continue to provide analytical chemistry solutions by selling innovative products and services. Each of these business units complements and enhances the other. For example, the Company has received certain contract service work due to the Company's expertise in selling and supporting liquid chromatography products. Conversely, the timely completion of a contracted study in the services unit has subsequently led to purchase orders from the same clients for the Company's products.

     Further Emphasize High-End Assays

     The Company will continue to focus on performing sophisticated analytical techniques, distinguishing the Company from entities performing commodity-like services. Clients with a need for specialized, sophisticated, instrumental techniques with extremely high sensitivity seek out highly qualified CROs such as the Company in order to maximize their likelihood of success. Many of the newer compounds being developed are pharmacologically active at much lower concentrations than before and require more sophisticated analytical techniques. Due to the expertise of the Company's staff, and the sophisticated instrumentation which it employs in its services contracts, the Company will continue to take advantage of these high-end opportunities.

     Continue to Invest in State of the Art Instrumentation

     The Company has historically and will continue to invest in technologies and products that are needed to support its customers' analytical chemistry needs. The Company's stature in the contract services business and its ability to distinguish itself from its competitors will be enhanced by (i) providing more capacity through purchasing automated sample analysis systems (robotics),
(ii) increasing the number of LC/MS and GC/MS systems, (iii) increasing the on-site storage space for stability samples, and (iv) adding other instrument-based techniques.

     Enhance Client Relationships

     The Company prides itself on its strong relationships with its clients. The Company believes that its continuous communication with clients both on the product support side and throughout the testing process has been critical to its success. The Company believes many clients view the Company's staff as a virtual extension of their own department.

     Emphasize the "Annuity Effect"

     The Company will continue its close working relationships with large innovator pharmaceutical companies by developing analytical methods for new drug candidates as early as possible in the drug development process. Upon acceptance of the new method by the client, the Company becomes the preferred provider of the testing services and can leverage its development expenses over the analyses of thousands of specimens generated from dozens of clinical trials and stability testing protocols. The Company thereby generates a continuing revenue stream extending over not only the drug development process but also over the post-approval phase, where demand for testing services can actually increase as reformulations occur and as other clients use the Company's method for drug interaction studies.

THE COMPANY'S ROLE IN THE DRUG DEVELOPMENT PROCESS

     Overview of Process

     The Company has 23 years of experience in developing methodology to support the analytical chemistry requirements of the drug discovery process. Under the United States regulatory system, the development process for new pharmaceutical products can be divided into three distinct phases. The preclinical phase involves the discovery, characterization, product formulation and animal testing necessary to prepare an Investigational New Drug ("IND") exemption for submission to the FDA. The IND must be accepted by the FDA before the drug can be tested in humans. The second, or clinical phase of development follows a successful IND submission and involves the activities necessary to demonstrate the safety, tolerability, efficacy and dosage of the substance in humans, as well as the ability to produce the substance in accordance with the FDA's GMP regulations. Data from these activities are compiled in a New Drug Application ("NDA"), or for biotechnology products, a Product License Application ("PLA"), for submission to the FDA requesting approval to market the drug. The third phase follows FDA approval of the NDA, or PLA, and involves the production and continued analytical and clinical monitoring of the drug. The post-approval phase also involves the development and regulatory approval of product modifications and line extensions, including improved dosage forms.

     The drug development process may be illustrated schematically as set forth below. Although the schematic is organized in a linear fashion, many of the stages of the process frequently overlap.

                                   FLOW CHART




    -------------      --------------      ------------------      --------------
   |             |    |  UNDERLYING  |    |      DRUG        |    |   IN VITRO   |
   |   GENETIC   |    | BIOCHEMISTRY |    |    DISCOVERY     |    |  AND IN VIVO |
   | INFORMATION |--->|  OF DISEASE  |--->|(LEAD GENERATION) |--->|  PRECLINICAL |-----------
   |             |    |              |    |                  |    |   RESEARCH   |           |
    -------------      --------------      ------------------      --------------            |
---------------------------------------------------------------------------------------------
|   -------------      --------------      -------------------      -------------
|  |             |IND |              |    |      REFINED      |    |             |NDA
|  | PRELIMINARY |    |   PHASE I    |    |    FORMULATION    |    |   PHASE II  |
|  |FORMULATIONS |    |   TRIALS     |    |        AND        |    |    AND III  |
-->| DEVELOPMENT |--->|(FIRST IN MAN)|--->|   MANUFACTURING   |--->|    TRIALS   |-----------
   |             |    |              |    |(STABILITY TESTING)|    |             |           |
    -------------      --------------      -------------------      -------------            |
---------------------------------------------------------------------------------------------
|   --------      -------------------      -------------------      ------------------
|  |        |    |                   |    |       LINE        |    |     GENERIC      |
|  |  FDA   |    |   MARKETING       |    |    EXTENSIONS     |    |   COMPETITION    |
-->|APPROVAL|--->| (QUALITY CONTROL) |--->| (NEW INDICATIONS) |--->| (BIO-EQUIVALENCE)|
    --------      -------------------      -------------------      ------------------

           --------
          |        |
          |        |   Areas where the Company's products and services currently apply
           --------

           --------
          |        |
          |        |  Areas where the Company's technology is being explored
           --------



     Process Specifics and the Company's Role

     The Preclinical Phase. The development of a new pharmaceutical agent begins with the discovery or synthesis of an array of new molecules which may influence a specific target such as a membrane bound receptor or an enzyme involved in the disease under study. These libraries of molecules are screened for pharmacological activity using various in vitro and in vivo models, with the goal of selecting relatively few "leads" for further development. Once the pharmacologically active molecule is fully characterized, the agent is analyzed to confirm the integrity and quality of material produced. Development of the initial dosage forms to be used in clinical trials is completed, together with analytical chemistry protocols to determine their stability. Upon successful completion of preclinical safety and efficacy studies in animals, an IND submission is prepared and provided to the FDA for review prior to human clinical trials.

     Most of the Company's products are designed for use in the preclinical phase of drug development, and the Company also provides its bioanalytical services in this phase. A good example of the role of the Company's products in the preclinical phase is the utilization of Company technology in the development of drug substances impacting the central nervous system neurotransmitters, including serotonin, dopamine, norepinephrine, and acetylcholine. These drugs are used in the treatment of such conditions as depression, Parkinson's disease, schizophrenia and Alzheimer's disease. The Company's chromatography products have been used extensively, for example, to study the influence of reuptake inhibitors on serotonin uptake and release in CNS programs at universities and a major pharmaceutical company well before 1985. The Company believes that the synergy between the Company's instrumentation products and services has been a factor in the Company being selected by major pharmaceutical companies to determine new drug candidates in thousands of Phase I-III clinical specimens.

     The Clinical Phase. Following successful submission of an IND application, the sponsor is permitted to conduct Phase I human clinical trials in a limited number of healthy individuals to determine the drug's safety and tolerability. This work requires bioanalytical assays to determine the availability and metabolism of the active ingredient following administration. Expertise in method development and validation is essential for this phase, particularly with new chemical entities. Phase II clinical trials involve administering the drug to individuals who suffer from the target disease or condition to determine the drug's potential effectiveness and ideal dose. When further safety (toxicology), tolerability and an ideal dosing regimen have been established, Phase III clinical trials involving large numbers of patients are conducted to verify efficacy and safety. After the successful completion of Phase III clinical trials, the sponsor of the new drug submits an NDA, or PLA, to the FDA requesting that the product be approved for marketing.

     The Company's bioanalytical work is most intensive per individual in Phase I studies where relatively few individuals are dosed. In Phase II and III the number of individuals treated accelerates rapidly, but the number of blood samples drawn per patient declines. Phase II and III studies are carried out over several years with what has become a well established analytical protocol. To maintain consistency in the analytical data, it is unusual for a sponsor to change laboratories unless there are problems in the quality or timely delivery of results. This tendency provides the "annuity effect" described previously.

     One area of special interest to the Company is drug interaction studies. With increasing numbers of patients receiving multiple drug therapy, it is critical that the impact of each drug be assessed with respect to its influence on the effectiveness and toxicology of other drugs dosed simultaneously. This complicates and often extends clinical trials. Frequently, drugs from different manufacturers will be used together. A CRO such as the Company can provide services to several firms simultaneously when a potential synergy exists between their respective products. Such firms are often competitors in one therapeutic area and complementors in another area (e.g. the "cocktail" approach to HIV therapy). In such a case, a given assay technology might well be of interest to a number of clients, spreading the assay development cost. More importantly, drug interaction studies lead to new clients in a much more cost effective manner than advertising or an outside sales force.

     The Post-approval Phase. Following approval, the drug manufacturer must comply with quality assurance and quality control requirements throughout production and must continue chemical analytical and stability studies of the drug in commercial production to continue to validate production processes and confirm product shelf life. The drug manufacturer's raw materials must be analyzed prior to use in production, and samples from each manufactured batch must be tested prior to release of the batch for distribution to the public. The Company also provides its bioanalytical services in all areas during the post-approval phase, concentrating on bioequivalence studies of new formulations, line extensions, new disease indications and drug interaction studies.

COMPANY PRODUCTS AND SERVICES

     Overview

     The Company's products and services may be illustrated schematically as set forth below.


[A FLOW CHART SCHEMATIC OF THE COMPANY'S SERVICES AND PRODUCTS, INDICATING THE
   TECHNOLOGY INVOLVED IN THE SERVICES AND PRODUCTS WILL BE INSERTED HERE.]


     The Company provides products and procedures for the $11 billion analytical instrument industry, and also provides a broad array of bioanalytical services in all phases of the drug development process. Over its 23 year history, the Company has developed expertise in a number of core scientific technologies which it has utilized in developing state-of-the-art procedures designed to determine amounts of chemical substances in complex materials. These technologies include: liquid chromatography, electrochemistry, solid phase extraction, mass spectrometry, enzymology and fluorescence. The Company also uses its expertise in analytical chemistry to provide a wide range of bioanalytical services to pharmaceutical companies, academic institutions and others involved in pharmaceutical research and development.

     Products

     The Company designs, manufactures and markets a broad range of products and related scientific procedures that detect and quantify the presence of chemicals in certain substances. The Company's products utilize state-of-the-art scientific technology including liquid chromatography, electrochemistry and in vivo sampling instrumentation. Presently, the Company's products and procedures include:

     - Bioanalytical separation instrumentation that utilizes liquid chromatography and Windows(R) software to detect low concentrations of substances in biological fluids and tissues.

     - A wide-range of chemical analyzers that utilize scientific technologies including electrochemistry, liquid chromatography and enzymology to analyze levels of chemicals such as acetylcholine, choline, serotonin and dopamine in biological materials. These instruments assist scientists in the study of, among other things, Alzheimer's disease, cocaine addiction and the effects of chemical warfare agents and strokes.

     - Diagnostic kits and procedures, designed to utilize the Company's instrumentation, that, among other things, enable clinical laboratories and pharmaceutical researchers to determine the presence of multiple drugs in blood plasma and to measure neurotransmitters and their metabolites in plasma and urine. These kits and procedures assist researchers in developing new drugs for diseases such as AIDS and cardiovascular disease.

     - A line of miniaturized in vivo sampling devices, marketed to veterinary and animal research centers, pharmaceutical companies and medical research centers, which assist in the study of a number of medical conditions, including stroke, depression, Parkinson's disease, diabetes and osteoporosis.

     The chart below sets forth the Company's product categories, the technology supporting each category and the applications of each category.

--------------------------------------------------------------------------------------------------------
PRODUCT/PROCEDURE                   ENABLING TECHNOLOGY                 APPLICATION(S)
--------------------------------------------------------------------------------------------------------
Bioanalytical Separation            - Liquid chromatography             Determining low concentrations
  Instrumentation                   - High pressure digitally           of substances in biological
                                        controlled                      fluids and tissues
                                        metering pumps
                                    - Electrochemical and optical
                                        detectors
                                    - Customized Windows(R) software
                                    - Customized Internet
                                        applications
--------------------------------------------------------------------------------------------------------
Electrochemical Analyzers and       - Electrochemistry                  Development of biosensors for
  Accessories                       - Real time control and data        substances, such as glucose,
                                        acquisition software            lactate, glutamate; development
                                    - Customized Windows(R) software    of batteries for electronics
                                    - Customized Internet               such as pacemakers; study of
                                        applications                    corrosion of implants
--------------------------------------------------------------------------------------------------------
Acetylcholine/Choline Analyzer      - Liquid chromatography             Studies of Alzheimer's disease;
                                    - Enzymology                        chemical warfare agents; and
                                    - Electrochemistry                  infant formula
--------------------------------------------------------------------------------------------------------
Serotonin and Dopamine Analyzer     - Liquid chromatography             Developing serotonin reuptake
                                    - Electrochemistry                  inhibitors; studies of the
                                                                        mechanism of cocaine addiction
--------------------------------------------------------------------------------------------------------
Amino Acid Analyzer                 - Derivatization chemistry          Studies of aspartame, glutamate,
                                    - Liquid chromatography             and GABA in the brain; research
                                    - Electrochemistry and/or           to minimize the impact of stroke
                                    - Fluorescence                      and other ischemic events in the
                                                                        brain
--------------------------------------------------------------------------------------------------------
In vivo sampling devices            - Hydrophilic membrane fibers       Following pharmacokinetics in
  ("artificial blood vessels")      - Digitally controlled pumping      vivo; monitoring glucose;
  and auxiliary instrumentation         systems, miniature fraction     neurotransmitters, peptides, and
                                        collectors, and valves          amino acids; studies of stroke,
                                                                        depression, Parkinson's Disease,
                                                                        diabetes and calcium loss
                                                                        related to osteoporosis and
                                                                        weightlessness; reducing the use
                                                                        of animals in research
--------------------------------------------------------------------------------------------------------
Kits for clinical measurement of    - Robotics                          Evaluating cardiovascular
  neurotransmitters and             - Liquid chromatography             disease, inborn errors of
  homocysteine in human blood       - Electrochemistry                  metabolism, and cancers of
  and urine                         - Customized Windows(R) software    neurological origin
--------------------------------------------------------------------------------------------------------
Simultaneous determination of       - Robotics                          Cocktail therapy for AIDS; drug
  multiple drugs in blood plasma    - Solid phase extraction            interaction studies during
                                    - Liquid chromatography             clinical trials
                                    - Mass spectrometry
--------------------------------------------------------------------------------------------------------
Vital signs monitoring              - Electrocardiology (ECG)           ECG, respiration, blood
                                    - Temperature transducers           pressure, and temperature
                                    - Real time software                monitoring in veterinary clinics
                                                                        and toxicology departments in
                                                                        pharmaceutical companies
--------------------------------------------------------------------------------------------------------

     Services

     The Company provides a wide variety of services to pharmaceutical companies, medical device manufacturers, medical and research centers, academic institutions, and others. The Company's services unit has grown rapidly over the last several years. The Company began providing services primarily in response to requests from customers who had used or were using the Company's products. As the Company's reputation has grown, the Company's customers increasingly have drawn on the Company's expertise in analytical chemistry to solve complex problems which arise in the course of drug research and development. The Company's range of services now include: method development and validation; product characterization; stability testing; bioanalytical testing; diagnostic testing and in vivo sampling. The Company is poised to utilize its expertise to provide a greater volume and broader array of services. These services involve the application of the Company's expertise in analytical chemistry to a broad range of challenging and complex issues, and include the services described below.

     - Method Development and Validation. The Company develops and validates methods used in a broad range of laboratory testing necessary to determine physical or chemical characteristics of compounds and finished dosage forms. Analytical methods are developed to demonstrate potency, purity, stability or physical attributes. These methods are validated to ensure that the data generated are accurate, precise, reproducible and reliable and are used throughout the drug development process and in product support testing. Of the Company's 160 employees as of September 30, 1997, more than 30 of the Company's scientists (including nine who hold Ph.D. degrees) are experienced with method development and validation.

     - Product Characterization. The Company has the expertise and instruments required to identify and characterize a broad range of chemical entities. Characterization analysis identifies the chemical composition, structure and physical properties of a compound, and characterization data forms a significant portion of a regulatory application. The Company uses numerous techniques to characterize the compound, including chromatography, spectroscopy, electrochemistry and other physical chemistry techniques. Once appropriate test methods are developed and validated, and appropriate reference standards (highly pure samples) are characterized and certified, the Company can assist clients by routinely testing compounds for clinical and commercial use.

     - Stability Testing. The Company provides stability testing and secure storage facilities necessary to establish and confirm product purity, potency and other shelf-life characteristics. Stability testing is required at all phases of product development, from dosage form development through commercial production, to confirm shelf life of each manufactured batch. The Company maintains a four-chamber, ICH validated controlled climate GMP facility. FDA regulations require that samples of clinical and commercial products placed in stability chambers be analyzed in a timely fashion after scheduled "pull points" occur, based on the date of manufacture.

     - Bioanalytical Testing. The Company offers bioanalytical testing services to support clinical trials, analyzing plasma samples to characterize the drug's concentration and determine the rate of absorption and elimination. Bioanalytical studies of new drugs often present challenging and complex issues, with products being metabolized into multiple active and inactive forms. The Company works with its clients to develop and validate analytical methods to permit detection and measurement of the various components to trace levels. In some cases clients expect the Company to take responsibility to develop methodology and in other cases methodology is transferred from the client and refined and validated by the Company personnel. The most common technology used in such studies is liquid chromatography coupled with various detectors, including mass spectrometry as well as optical and electrochemical devices.

     - Diagnostic Testing. The Company has manufactured bioanalytical chemistry products since its start in 1974. The Company produces fully automated, networkable state-of-the-art liquid chromatographs and electrochemical analyzers based on Windows(R)software. The Company has recently developed and now produces a line of diagnostic kits designed to fit its instrumentation. These kits help measure neurotransmitters and their metabolites and homocysteine, an experimental cardiovascular disease indicator in plasma and urine. These measurement processes are often performed by Company personnel utilizing Company products.

     - In Vivo Sampling. The Company pioneered and has commercialized miniaturized in vivo sampling methodology, which involves the continuous monitoring of chemical changes in live animals. This technology is sold as both a service and a line of products. The Company is aggressively adding new components to this line, with the goal of selling complete, automated sampling systems. Target markets include veterinary and animal research centers, pharmaceutical companies and medical research centers. The Company has received two significant Phase II SBIR grants that involve subcontracts with Purdue University and the University of Kansas for the purpose of exploiting this emerging technology.

     - Formulation Development Services. In the future, the Company plans to provide integrated formulation development services, enabling the Company to take a client's compound and develop a safe and stable product with desired characteristics. The Company believes its strong academic connections to Purdue and other universities, formulation expertise and extensive analytical capabilities position the Company to provide a significant contribution to this area.

CLIENTS

     Over the past five years, the Company regularly has provided services and products to all of the top 25 pharmaceutical companies in the world, as ranked by 1996 research and development spending. In fiscal 1997, the Company estimates that more than one-third of its total revenue was derived from these companies. In addition, the Company products are purchased by the vast majority of medical schools in North America, Europe and Asia. In fiscal 1997, the Company provided products and services to approximately 300 institutions, including some of the largest United States, European and Japanese drug companies. Approximately 34% of the Company's revenues are generated from customers located outside the United States.

     The Company believes that a concentration of business among certain large clients is not uncommon in the CRO industry. The Company has experienced such concentration in the past and may do so again in the future. During 1996, four operating groups (Quality Control, Analytical Research and Development, Clinical Pharmacokinetics, and Drug Metabolism) of Pfizer, Inc., a major United States pharmaceutical company, in the aggregate accounted for approximately 18% of the Company's total revenues. These sales were derived from both the products and the services units of the Company. During 1997, Pfizer, Inc. accounted for approximately 21% of the Company's total revenues. Most of these sales fell under approximately 80 contracts the Company has or had with Pfizer, Inc., the largest of which totaled approximately $400,000. Although the Company strives to reduce its reliance on a limited number of major clients, there can be no assurance that the Company's business will not be dependent upon certain major clients, the loss of which could have a material adverse effect on the Company. In addition, due to the project-oriented nature of the Company's business, there can be no assurance that significant clients in any one period will continue to be significant clients in other periods. See "Risk Factors -- Dependence on Certain Industries and Clients."

SALES AND MARKETING

     Marketing and sales initiatives have been created to address both market needs and economic reality. Services have grown primarily through direct, internal recommendations among major pharmaceutical manufacturers. Frequently, these customers have had prior relationships with the Company's staff and positive experiences with the Company's products and services. The Company recognizes that its growth and continued customer satisfaction are dependent upon its ability to continually improve its sales and marketing functions.

     In North America, products are sold directly to the end user. The Company has approximately 20 personnel selling a range of products and an equal number providing technical and development support. All staff members are technically trained and all function in both capacities. The Company has also established a highly professional collection of catalogs, training and technical support literature, workshops, and academic publications. The Company's peer-reviewed journal, Current Separations, describes independent research in technologies of interest to the Company's customers, and is distributed to 18,500 readers worldwide, many of whom are current or potential customers.

     Product sales, marketing and technical support is led from the Company's main office in West Lafayette, Indiana. The Company maintains an office in New Jersey with a small sales and technical staff, enabling the Company to demonstrate its products and present technical workshops near the largest concentration of key customers. The Company also maintains sales and technical support capabilities in Massachusetts, North Carolina, Texas, Pennsylvania and Kansas.

     The Company's marketing plan provides for new sales representation in California and the Midwest, stronger promotion of all product lines, enhanced workshops, training, and demonstration capabilities in the Company's new facilities. The Company's marketing and sales strategy is to be more aggressive, focus on customer needs and further strengthen communications with its markets. The Company will build on its long history of innovation and technical excellence.

     BAS Technicol, Ltd., a wholly-owned subsidiary of the Company, manages most sales in Europe, and the Company maintains sales and technical support capabilities in Belgium. The Company has a network of more than 20 established distributors covering Japan, the Pacific Basin, South America, the Middle East, India, South Africa and Eastern Europe. Revenue generated from the Company's Japanese distributor, BAS Japan, accounted for approximately 12% of the Company's total revenue for fiscal 1997. Although the Company believes that it could identify a suitable replacement in the event that BAS Japan discontinues as the Company's distributor, such an event could have a material adverse effect on the Company's business, operations and financial condition. See Note 9 of Notes to Consolidated Financial Statements. All of these distributor relationships are managed from the Company's headquarters. International growth is planned through acquisitions, stronger local promotion and significantly broadening the Company's distributor network.

CONTRACTUAL ARRANGEMENTS

     The Company's service contracts typically establish an estimated fee for identified services. While the Company is performing a contract, clients often adjust the scope of services to be provided by the Company in light of interim project results, at which time the amount of fees is adjusted accordingly. Generally, the Company's fee-for-service contracts are terminable by the client upon written notice of 30 days or less. The loss of a large contract or the loss of multiple contracts could adversely affect the Company's future revenue and profitability. Contracts may be terminated for a variety of reasons, including the client's decision to forego a particular study, the failure of product prototypes to satisfy safety requirements and unexpected or undesired results of product testing. See "Risk Factors -- Client Contracts Terminable Upon Notice" and "--Dependence on Certain Industries and Clients."

BACKLOG

     Backlog for the Company's products consists of booked purchase orders for products which have not been shipped. The Company rarely has a backlog for its products of more than one month of sales. Many products are shipped within 24 hours of order receipt. Because the arrangements pursuant to which the Company provides its services are terminable upon written notice of 30 days or less, the Company does not calculate backlog for the services it provides and does not believe that determining such amount would provide a meaningful indicator of the future performance of its services unit.

COMPETITION

     With respect to its products, the Company competes with several large equipment manufacturers, including Hewlett Packard, Waters Corporation and Perkin Elmer Corporation. Competitive factors include quality, reliability and price. The Company believes it competes favorably in its targeted markets because of its ability to combine quality products with technical assistance and services to meet customer needs.

     With respect to its services, the Company competes primarily with in-house research, development, quality control and other support service departments of pharmaceutical and biotechnology companies, as well as university research laboratories and teaching hospitals. In addition, there are numerous full-service CRO's that compete in this industry. The largest CRO competitors offering similar research services include Covance, Inc., Pharmaceutical Product Development, Inc., Applied Analytical Industries, Inc., Phoenix International Life Sciences Inc. and MDS Health Group Ltd. CROs generally compete on the basis of previous experience, medical and scientific expertise in specific therapeutic areas, the quality of contract research, the ability to organize and manage large-scale trials on a global basis, medical database management capabilities, the ability to provide statistical and regulatory services, the ability to recruit investigators, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability and price.

     Many of the Company's competitors are much larger and have significantly greater financial resources than the Company. See "Risk Factors -- Competition."

GOVERNMENT REGULATION

     The services performed by the Company are subject to various regulatory requirements designed to ensure the quality and integrity of pharmaceutical and diagnostic products, primarily under the Federal Food, Drug and Cosmetic Act and associated GLP and GMP regulations which are administered by the FDA in accordance with current industry standards. These regulations apply to all phases of manufacturing, testing and record keeping, including personnel, facilities, equipment, control of materials, processes and laboratories, packaging, labeling and distribution. Noncompliance with GLPs and GMPs by the Company in a project could result in disqualification of data collected by the Company in the project. Material violation of GLP or GMP requirements could result in additional regulatory sanctions, and in severe cases could result in a discontinuance of selected Company operations, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     To help assure compliance with applicable regulations, the Company has established quality assurance controls at its facilities that monitor ongoing compliance by auditing test data and regularly inspecting facilities, procedures and other GMP compliance parameters. In addition, FDA regulations and guidelines serve as a basis for the Company's standard operating procedures, where applicable. Certain of the Company's development and testing activities are subject to the Controlled Substances Act, administered by the Drug Enforcement Agency ("DEA"), which regulates strictly all narcotic and habit-forming substances. The Company maintains restricted-access facilities and heightened control procedures for projects involving such substances due to the level of security and other controls required by the DEA. In addition to FDA regulations, the Company is subject to other federal and state regulations concerning such matters as occupational safety and health and protection of the environment.

     The Company's activities involve the controlled use of hazardous materials and chemicals. The Company is subject to foreign, federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result which could have a material adverse effect on the Company's business and results of operations. See "Risk Factors -- Dependence on and Possible Adverse Effect of Government Regulation."

PRODUCT LIABILITY AND INSURANCE

     The Company maintains product liability and professional errors and omissions liability insurance, providing approximately $6.0 million in coverage on a claims-made basis. In addition, in certain circumstances the Company seeks to manage its liability risk through contractual provisions with clients requiring the Company to be indemnified by the client or covered by clients' product liability insurance policies. In addition, in certain types of engagements, the Company seeks to limit contractual liability to its clients to the amount of fees received by the Company. The contractual arrangements are subject to negotiation with clients and the terms and scope of such indemnification, liability limitation and insurance coverage vary from client to client and from project to project. Although most of the Company's clients are large, well-capitalized companies, the financial performance of these indemnities is not secured. Therefore,the Company bears the risk that the indemnifying party may not have the financial ability to fulfill its indemnification obligations or that liability would exceed the amount of applicable insurance. In addition, the Company could be held liable for errors and omissions in connection with the services it performs. There can be no assurance that the Company's insurance coverage will be adequate or that insurance coverage will continue to be available on terms acceptable to the Company, or that the Company can obtain indemnification arrangements or otherwise be able to limit its liability risk. See "Risk Factors -- Liability Risks Related to Products and the Provision of Services."

EMPLOYEES

     At September 30, 1997, the Company had 160 full-time employees, 110 of which hold degrees, including 30 Ph.D.s. The Company believes that its relations with its employees are good. None of the Company's employees are represented by a union. The Company's performance depends on its ability to attract and retain qualified professional, scientific and technical staff. The level of competition among employers for skilled personnel is high. The Company believes that its employee benefit plans enhance employee morale, professional commitment and work productivity and provide an incentive for employees to remain with the Company. While the Company has not experienced any significant problems in attracting or retaining qualified staff, there can be no assurance that the Company will be able to avoid these problems in the future. All employees enter into confidentiality agreements intended to protect the Company's proprietary information. See "Risk Factors -- Need to Attract, Develop, Manage and Retain Professional Staff."

FACILITIES

     The Company's principal executive offices are located at 2701 Kent Avenue, West Lafayette, IN 47906 constituting approximately 100,000 square feet of operational and administrative space. Purdue University, located in West Lafayette, Indiana, is exceptionally strong in pharmacy, chemistry, veterinary medicine, computer science and engineering. Its program in Analytical Chemistry is ranked among the best in the nation. The Purdue campus provides access to educational opportunities, high quality consultants, graduates and information resources. The technically trained staff that the Company requires prefers a community with the amenities of a first rate university. The Company's record for obtaining Federal and other grants has enhanced collaborative efforts with Purdue. The Company maintains offices which provide sales and technical support services in New Jersey, Pennsylvania and the United Kingdom, and employs sales and technical support service representatives in North Carolina, Texas and Belgium. The Company believes that its facilities are adequate for the Company's operations and that suitable additional space will be available when needed.

INFORMATION SYSTEMS

     Although the Company's focus is on providing value-added products and services, information systems are an important component of the Company's technological leadership. The Company believes that superior information systems are essential to expanding its operations and to providing innovative services to clients. The Company's customized Windows(R)-based software is integral to many of its products.

     The FDA has become increasingly sophisticated with respect to information systems and the integrity of all forms of data incorporated into regulatory submissions. Correspondingly, the Company strives to be at the forefront of nonclinical testing laboratories in validation of hardware and software systems. The Company's continuing commitment to technological innovations and meeting changing client and regulatory requirements will drive continuous improvement of its information systems technology, maintaining a competitive advantage.

LEGAL PROCEEDINGS

     The Company from time to time may be involved in various claims and legal proceedings arising in the ordinary course of business. The Company does not believe that any pending claims or proceedings, individually or in the aggregate, would have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company and their ages as of September 30, 1997 are as follows:

                 NAME                      AGE                          POSITION
                 ----                      ---                          --------
Peter T. Kissinger, Ph.D.(1)(2)........    52     Chairman of the Board; President; Chief Executive
                                                  Officer
Ronald E. Shoup, Ph.D.(2)..............    45     President, Research Services Unit; Vice President,
                                                  Research and Development; Director
Craig S. Bruntlett, Ph.D...............    48     Vice President, Electrochemical Products
Donnie A. Evans........................    51     Vice President, Engineering
Stephen Geary, Ph.D....................    56     Vice President, United States Sales and Marketing
Candice B. Kissinger...................    45     Vice President, International Marketing; Secretary
                                                  and Director
Lina L. Reeves-Kerner..................    47     Vice President, Human Resources
Michael P. Silvon, Ph.D................    50     Vice President, Business Development
Denise M. Wallworth, Ph.D..............    44     Managing Director, BAS Technicol, Ltd.
Douglas P. Wieten......................    36     Chief Financial Officer, Controller and Treasurer
William E. Baitinger(2)(3).............    64     Director
Michael K. Campbell(3).................    46     Director
Thomas A. Hiatt(1).....................    49     Director
John A. Kraeutler(1)(2)................    49     Director
William C. Mulligan(1)(3)..............    43     Director
W. Leigh Thompson, Ph.D.(2)............    59     Director

-------------------------
(1) Member of the Compensation and Incentive Stock Option Committee.

(2) Member of the Executive Committee.

(3) Member of the Audit Committee.

     PETER T. KISSINGER, PH.D. founded the Company in 1974 and has served as its Chairman, President and Chief Executive Officer since 1974. He is also a part-time Professor of Chemistry at Purdue University where he has been teaching since 1975. Dr. Kissinger has a Bachelor of Science degree in Analytical Chemistry from Union College and a Doctorate in Analytical Chemistry from the University of North Carolina.

     RONALD E. SHOUP, PH.D. has been Vice President, Research and Development since 1983 and President of the Company's research services unit, BAS Analytics, since 1990. Dr. Shoup has been instrumental in developing many of the Company's chromatographic applications. Dr. Shoup has a Bachelor of Science degree in Chemistry and Mathematics, and a Ph.D. in Analytical Chemistry from Purdue University.

     CRAIG S. BRUNTLETT, PH.D. has been Vice President, Electrochemical Products since 1992 and is responsible for sales, marketing and development of the Company's electrochemical products. From 1980 to 1990, Dr. Bruntlett was Director of New Product Development for the Company. Dr. Bruntlett has a Bachelor of Arts degree in Chemistry and Mathematics from St. Cloud State University in Minnesota and a Ph.D. in Chemistry from Purdue University.

     DONNIE A. EVANS was the Company's first full-time employee beginning as an electronics engineer in 1978. Since January of 1988, he has been Vice President, Engineering Services.

     STEPHEN GEARY, PH.D. has been Vice President, United States Sales and Marketing since January 1992. Dr. Geary is responsible for the sales efforts of the Company's clinical products. Dr. Geary has a Bachelor of Science degree in Biology and Chemistry from Tufts University, a Masters of Science degree in Biology from the University of New Hampshire and a Ph.D. in Biochemistry from Syracuse University.

     CANDICE B. KISSINGER has been Vice President, International Sales and Marketing since July 1981. Mrs. Kissinger developed the Company's international distribution network and is responsible for managing the Company's advertising activities. Mrs. Kissinger has a Bachelor of Science degree in Microbiology from Ohio Wesleyan University and a Masters of Science degree in Food Science from the University of Massachusetts. Mrs. Kissinger is the wife of Dr. Peter T. Kissinger.

     LINA L. REEVES-KERNER has been Vice President, Human Resources since 1995 and is responsible for the administrative support functions of the Company, including shareholder relations, human resources and community relations. From 1980 to 1990 Ms. Reeves-Kerner served as an Administrative Assistant at the Company. Ms. Reeves-Kerner has a Bachelor of Science degree in Business Administration from Indiana Wesleyan University.

     MICHAEL P. SILVON, PH.D. has been Vice President, Business Development since March 1997. From August 1996 until January 1997, Dr. Silvon was Manager, Technical Services for Great Lakes Chemical responsible for commercial technical support. From December 1994 until August 1996, Dr. Silvon was a self-employed consultant advising various companies on technical business management. From October 1993 until December 1994, Dr. Silvon was Vice President Sales and Marketing at Hi-Port, Inc., a custom formulations and packaging firm in Houston, Texas. Prior to that period, Dr. Silvon was a Regional Business Manager-Americas for the Fine Chemicals Business of Imperial Chemical Industries, PLC/Zeneca, responsible for outsourcing the needs of many major pharmaceutical companies with key raw materials. Dr. Silvon has his Bachelor in Science degree in Chemistry from Loyola University of Chicago, a Ph.D. in Chemistry from the University of Vermont and a Masters in Business Administration from Sacred Heart University.

     DENISE M. WALLWORTH, PH.D. has been Managing Director, BAS Technicol, Ltd. since March 1995 and is responsible for the Company's operations in the United Kingdom. Prior to that time she was Managing Director of Technicol Ltd., which was acquired by the Company in March 1995. Dr. Wallworth has a Bachelor of Science degree in Chemistry and a Doctorate in Organic Chemistry from the University of Manchester Institute of Science Technology.

     DOUGLAS P. WIETEN has been Chief Financial Officer since September 1997, corporate Controller since February 1992 and Treasurer since March 1997 and is a certified public accountant. Prior to that time, Mr. Wieten worked at Ernst & Whinney (now Ernst & Young LLP), where he had been employed since 1984. Mr. Wieten has a Bachelor of Science degree in Accounting from Butler University.

     WILLIAM E. BAITINGER has served as a director of the Company since 1979. Mr. Baitinger has been Director of Technology Transfer at Purdue University since 1988, responsible for all aspects of the program. Mr. Baitinger has a Bachelor of Science degree in Chemistry and Physics from Marietta College and a Masters of Science degree in Chemistry from Purdue University.

     MICHAEL K. CAMPBELL has served as a director of the Company since 1991. Mr. Campbell has been the President and Chief Executive Officer of Powerway, Inc., a software company, since January 1993. From January 1992 until January 1993, Mr. Campbell was Chief Financial Officer of Hurco Companies, Inc. and was president of Hurco Manufacturing, its largest division. Mr. Campbell has a Bachelor of Science degree in accounting from the University of Southern Indiana.

     THOMAS A. HIATT has served as a director of the Company since 1991. Mr. Hiatt has been general partner of Middlewest Ventures, a venture capital firm, since 1986. Mr. Hiatt has a Bachelor of Arts degree in Political Science from Wabash College and a Master of Science degree in Management from the Massachusetts Institute of Technology. Mr. Hiatt is also a director of Fifth Third Bank of Central Indiana, Isolab, Inc., PackageNet, Inc. and Powerway, Inc.

     JOHN A. KRAEUTLER has served as a director of the Company since January 1997. Mr. Kraeutler has been President and Chief Operating Officer of Meridian Diagnostics, Inc. since August 1992 and is also a director. Prior to that time, Mr. Kraeutler was Executive Vice President and Chief Operating Officer of Meridian Diagnostics, Inc. Mr. Kraeutler has a Bachelor of Science degree in Biology from Fairleigh Dickinson University and a Masters of Science degree in Biology and a Masters in Business Administration from Seton Hall University.

     WILLIAM C. MULLIGAN has served as a director of the Company since 1991. Mr. Mulligan has been the managing director of Primus Venture Partners, a venture capital firm, since January 1992. Mr. Mulligan has a Bachelor of Arts degree in Economics from Denison University and a Masters in Business Administration from the University of Chicago. Mr. Mulligan is also a director of Universal Electronics.

     W. LEIGH THOMPSON, PH.D., M.D., has served as a director of the Company since January 1997. Since 1995, Dr. Thompson has been the chief executive officer of Profound Quality Resources, Inc., a world-wide scientific consulting firm. Prior to 1995, Dr. Thompson held various positions at Lilly Research Laboratories. Dr. Thompson has a Bachelor of Science degree in Biology from the College of Charleston, a Masters of Science and a Doctorate in Pharmacology from the Medical University of South Carolina and a Medical Doctor degree from The Johns Hopkins University. Dr. Thompson is also a director of Chrysalis International Corporation, Corvas International, Inc., GeneMedicine, Inc., La Jolla Pharmaceutical Company, Medarex, Inc., Ophidian Pharmaceuticals, Inc. and Orphan Medical, Inc.

     All directors are elected at the annual meeting of shareholders for a term of one year and hold office until the election and qualification of their successors at the next annual meeting of shareholders or until their earlier resignation or removal. Officers of the Company serve at the discretion of the Board of Directors.

DIRECTOR COMMITTEES

     The Board of Directors has established an Audit Committee, a Compensation and Incentive Stock Option Committee (the "Compensation Committee") and an Executive Committee. The Audit Committee is responsible for recommending to the Board of Directors the engagement of the independent auditors of the Company and reviewing with the independent auditors the scope and results of the audits, the internal accounting controls of the Company, and audit practices. Messrs. Baitinger, Campbell and Mulligan serve on the Audit Committee. The Compensation Committee is responsible for reviewing and approving all compensation arrangements for the officers of the Company and for administering the Company's Option Plans. See "Management -- Option Plans." Messrs. Kissinger, Hiatt, Kraeutler and Mulligan serve on the Compensation and Incentive Stock Option Committee. The Executive Committee may exercise all of the authority of the Board of Directors, subject to certain limitations with respect to payment of dividends, filling of vacancies on the Board, amendment of the Articles of Incorporation or Bylaws, and issuance of shares. Messrs. Kissinger, Shoup, Baitinger, Kraeutler and Thompson serve on the Executive Committee.

DIRECTOR COMPENSATION

     Directors who are not employees of the Company, other than Messrs. Hiatt and Mulligan, receive $500 for each Board meeting attended, plus out-of-pocket expenses incurred in connection with attendance at such meetings. Dr. Thompson receives an additional $6,000 annually as compensation for the services he renders as a consultant to the Company. See "Management -- Scientific Advisory Board." Directors who are employees of the Company do not receive any additional compensation for their services as directors.

SCIENTIFIC ADVISORY BOARD

     In 1985, the Company established a Scientific Advisory Board to assist the Company in its research and development activities. The Scientific Advisory Board is comprised of distinguished scientists from outside the Company who have significant accomplishments in areas of science and technology that are important to the Company's future. The Scientific Advisory Board interacts with the Company's scientific and management staff. The following individuals are the current members of the Scientific Advisory Board:

     DANIEL W. ARMSTRONG, PH.D. is the Curators' Distinguished Professor of Chemistry at the University of Missouri-Rolla. He is the Editor for Chirality; Section Editor for Amino Acids; on the Advisory Board for Analytical Chemistry; and is on the Editorial Board of several other journals. He is the founder and first director of the Center for Environmental Science and Technology. He is on the Board of Directors of Advanced Separation Technologies, has six patents and approximately 250 publications. He received his Ph.D. in Chemistry from Texas A&M University in 1977.

     R. GRAHAM COOKS, PH.D., is Henry Bohn Hass Distinguished Professor of Chemistry at Purdue University. He received his Bachelor of Science degree at the University of Natal, South Africa, in 1959; his Masters of Science and his Doctorate from the above in 1963 and 1966, respectively, and his Doctorate from Cambridge University in Great Britain in 1976. Prof. Cooks currently serves on the editorial boards of ten scientific journals. He has been honored with Purdue Cancer Research Award (1983), ACS Analytical Divisions 1984 Chemical Instrumentation Award, Thomson Medal for International Service to Mass Spectrometry (1985), Herbert McCoy Award (1990), NSF Special Creativity Award (1990 & 1995), ACS award for Mass Spectrometry (1991), and ACS Award for Analytical Chemistry (1997). He has published more than 500 scientific papers since 1967.

     WILLIAM R. HEINEMAN, PH.D., is Distinguished Research Professor in the Department of Chemistry at the University of Cincinnati where he has served on the faculty since 1972. He received his Doctorate in Chemistry from the University of North Carolina in 1968. Dr. Heineman has served on the editorial/advisory boards of Analytical Chemistry, The Analyst, Selective Electrode Reviews, Encyclopedia of Analytical Science, Fresenius Journal of Analytical Chemistry, Quimica Analitica, Biosensors and Bioelectronics, Analytica Chimica Acta, and Applied Biochemistry and Biotechnology. He has received numerous awards including the Alexander von Humboldt Senior Research Award for U.S. Scientists, the Charles N. Reilley Award in Electroanalytical Chemistry, and the Division of Analytical Chemistry Award for Excellence in Teaching from the American Chemical Society. He is the Chair of the Division of Analytical Chemistry of the American Chemical Society and a cofounder and President of the Society for Electroanalytical Chemistry.

     JEAN-MICHEL KAUFFMAN, PH.D., is Professor of Analytical Chemistry at the Pharmaceutical Institute, University of Brussels (ULB). He received his undergraduate degree in Pharmacy and his Doctorate in Pharmaceutical Sciences from ULB in 1977 and 1983, respectively. Dr. Kauffman is Vice President of the Belgian Society of Pharmaceutical Sciences and Treasurer of the International Bioelectrochemical Society. He is Editor in Chief of the journal Talanta and serves on five other editorial boards. Dr. Kauffman's research focuses on pharmaceutical analysis, biosensors, and electrochemical measurement techniques. He has published 19 review chapters and 105 scientific journal articles.

     SUSAN M. LUNTE, PH.D., is Associate Professor of Pharmaceutical Chemistry and Courtesy Associate Professor of Chemistry at the University of Kansas. She received her Doctorate in Analytical Chemistry in 1984 from Purdue University. She was a research scientist at Procter & Gamble, Cincinnati, OH from 1984 until 1987 when she went to the University of Kansas. Dr. Lunte has been associated with the Center for Bioanalytical Research (CBAR) at the University of Kansas since 1987 and served as Associate Director and Director of that center from 1994 to early 1997. Dr. Lunte serves on the editorial advisory boards of Analytical Proceedings and Pharmaceutical Research and in 1997 was the recipient of the Agnes Fay Morgan Research Award for Women in Chemistry from Iota Sigma Pi, an NSF CAREER Award, and the University of Kansas Graduate Student Mentoring Award. She is currently chair-elect of the Analytical and Pharmaceutical Quality section of the American Association of Pharmaceutical Scientists and will serve as chair next year.

     MARK E. MEYERHOFF, PH.D. is Professor of Chemistry and Associate Chair for Graduate Affairs in the Department of Chemistry at the University of Michigan. He has active research programs in the areas of electrochemical sensor design, novel immunoassay systems, and new stationary phases for liquid chromatography. He received his Doctorate from the State University of New York at Buffalo in 1979. Since joining the faculty at Michigan, he and his collaborators have authored more than 170 original research papers. Professor Meyerhoff serves on the editorial/advisory boards of Biosensors & Bioelectronics; Electroanalysis; Analytica Chimica Acta, and Applied Biochemistry and Biotechnology. He also serves on Scientific Advisory Boards for Medtronics Blood Management, Instrumentation Laboratory Sensor Systems, GDS Technologies, and Selective Technologies.

     W. LEIGH THOMPSON, PH.D., M.D., is retired from Eli Lilly and Company where he served as Director of Clinical Investigation, Executive Vice President of Lilly Research Laboratories and Chief Scientific Officer. Prior to joining Eli Lilly in 1982, Dr. Thompson served as a Professor of Medicine at Case Western University from 1974 until 1982, where he founded programs in clinical pharmacology and critical care medicine. He directed live telecasts for continuing education, developed the Northeast Ohio Poison Control Center,

Cleveland Drug Analysis Laboratory, and University Hospitals Drug Information Center. As an Assistant Professor of Medicine and of Pharmaceutical and Experimental Therapeutics at Johns Hopkins, Dr. Thompson started the advanced nurse practitioner program and initiated computer-assisted instruction in pharmacokinetics. He is an honorary Life Member and Past President of the Society of Critical Care Medicine and is co-editor of the Textbook of Critical Care and Critical Care: State of the Art.

     Each of the Scientific Advisory Board members is employed by an employer other than the Company and may have commitments to, or consulting or advisory contracts with, other entities that may conflict or compete with his or her obligations with the Company. Generally, members of the Scientific Advisory Board are not expected to devote a substantial portion of their time to Company matters.

     The members of the Scientific Advisory Board do not receive any compensation in connection with attending meetings of the Scientific Advisory Board. They do, however, from time to time, receive compensation in connection with consulting services they render to the Company. In fiscal 1997 Dr. Thompson received $6,000 for consulting service rendered to the Company, and no other member of the Scientific Advisory Board received in excess of $1,500 for consulting services.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth the compensation provided by the Company to, or for the account of, the Chief Executive Officer of the Company and the only other executive officer of the Company who had annual compensation in excess of $100,000 (the "Named Executive Officers") for the years ended September 30, 1995, 1996 and 1997.

                                                            ANNUAL COMPENSATION
                                                      -------------------------------    ALL OTHER
           NAME AND PRINCIPAL POSITION(S)             FISCAL YEAR   SALARY     BONUS    COMPENSATION
           ------------------------------             -----------   ------     -----    ------------
Peter T. Kissinger, Ph.D............................     1997       $85,000   $21,250     $25,380(1)
  Chairman of the Board; President                       1996       $85,000   $ 4,250     $26,788(1)
  and Chief Executive Officer                            1995       $85,000   $21,250     $26,134(1)
Ronald E. Shoup, Ph.D. .............................     1997       $84,254   $22,500     $ 4,850(2)
  President, Research Services Unit; Vice President,     1996       $78,431   $ 3,932     $ 5,113(2)
  Research and Development; Director                     1995       $73,500   $18,375     $ 4,410(2)

-------------------------
(1) Includes $20,865 of premiums paid on a life insurance policy on the lives of Dr. Kissinger and Mrs. Kissinger, the beneficiary of which is a trust established for their benefit, and contributions to the Company's 401(k) plan on Dr. Kissinger's behalf.

(2) Represents contributions to the Company's 401(k) plan on Dr. Shoup's behalf.

INCENTIVE PLAN

     The Company has an incentive plan for its executive officers, the purpose of which is to strengthen the financial condition of the Company by providing an incentive bonus to its executive officers based upon the Company's pre-tax net income. If the Company's pre-tax net income, calculated before the payment of any bonuses, exceeds $500,000, each executive officer receives a bonus equal to 5% of his or her annual salary. If the Company's pre-tax net income, calculated before the payment of any bonuses, exceeds $750,000, $1 million or $1.25 million, each executive officer will receive a bonus equal to 15%, 20% or 25%, respectively, of his or her annual salary. In fiscal 1997, each executive officer received a bonus equal to 25% of his or her annual salary.

OPTION PLANS

     A total of 95,000 Common Shares have been reserved for issuance under the Company's 1997 Employee Option Plan adopted October 23, 1997 and a total of 5,000 Common Shares have been reserved for issuance under the Company's 1997 Director Option Plan, of which options to purchase an aggregate of 35,000 and

4,000 Common Shares, respectively, have been granted at an exercise price equal to the public offering price set forth on the cover page of this Prospectus. In addition, at the date of this Prospectus options to purchase a total of 245,585 Common Shares were outstanding under the 1990 Employee Option Plan at a weighted average exercise price of $1.34 per share, and 27,086 Common Shares were outstanding under a Director Option Plan, at an exercise price of $0.66 per share. No further options may be granted under the 1990 Employee Option Plan or the 1990 Director Option Plan.

     The 1990 and 1997 Employee Option Plans (the "Employee Plans") are administered by the Compensation Committee. Members of the Compensation Committee are not eligible to participate in the Employee Plans while serving on the Compensation Committee. Participants in the Employee Plans are key employees of the Company and its subsidiaries as may be selected from time to time by the Compensation Committee. Subject to the terms of the Employee Plans, the Compensation Committee is authorized to determine the number of Common Shares subject to each option granted thereunder, the time and conditions of exercise of such option and all other terms and conditions of such option.

     The 1990 and 1997 Director Option Plans (the "Director Plans") are administered by a committee consisting of three or more members of the Board of Directors (the "Option Committee"). Participants in the Director Plans are directors of the Company or an affiliate of the Company who are not employed by the Company or any affiliate, as may be selected from time to time by the Option Committee.

     Options granted under the Employee Plans are incentive stock options, as defined by Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"). The per share exercise price of an option will be not less than 100% of the fair market value of the Common Shares on the date of the grant, except that the per share exercise price of options granted to employees who are holders of 10.0% or more of the total combined voting power of all outstanding classes of shares of the Company ("10% Shareholders") will be not less than 110% of such fair market value. In addition, for each participant who is an employee, the maximum aggregate fair market value on the date of grant of all Common Shares subject to options first exercisable in any one year may not exceed $100,000.

     Options will expire on a date determined by the Compensation or Option Committee, as the case may be, provided that the options will expire not more than ten years from the date of grant (five years in the case of options issued to 10% Shareholders). Generally, all options will terminate on the date the holder ceases to be employed by, or to serve as a director of, the Company. If, however, an option holder retires with the consent of the Company or becomes permanently and totally disabled, options granted under the Option Plans will expire three months and 12 months, respectively, after the termination of employment. If an option holder's service with the Company is terminated as a result of death, the options will expire 12 months after such event. Options are not transferable other than by will or the laws of descent and distribution.

     Options vest in four equal installments on the second, third, fourth and fifth anniversary of the date of grant. If the Company is a party to any merger or consolidation, the Company has the right to terminate any outstanding option upon 30 days written notice to the option holder; however, if the merger or consolidation is not consummated within 180 days from the date of such notice, all options terminated shall be deemed to have been continuously in effect. If the Company is dissolved or liquidated, the Company shall give each option holder 30 days written notice and all unexercised options shall be deemed to be terminated upon such dissolution or liquidation.

     The following table sets forth certain information concerning exercisable and unexercisable options held by the Named Executive Officers at September 30, 1997.

                  AGGREGATED OPTION EXERCISES IN LAST YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                          NUMBER OF               VALUE OF UNEXERCISED
                                                    SECURITIES UNDERLYING             IN-THE-MONEY
                                                   UNEXERCISED OPTIONS AT              OPTIONS AT
                                                     SEPTEMBER 30, 1997           SEPTEMBER 30, 1997(1)
                                                 ---------------------------   ---------------------------
                                                 EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                 -----------   -------------   -----------   -------------
Peter T. Kissinger, Ph.D.......................    40,630         13,543        $253,125      $   84,373
Ronald E. Shoup, Ph.D. ........................    20,315          4,514        $136,246      $   28,845

-------------------------
(1) Calculated on the basis of the initial public offering price of $8.00 per share.

401(K) SAVINGS PLAN

     The Company has a defined contribution retirement plan (the "401(k) Plan"), qualified under Sections 401(a) and 401(k) of the Code. All employees of the Company are eligible to enroll in the 401(k) Plan on the first April 1 or October 1 after completing one year of employment with the Company. The 401(k) Plan provides that the Company will contribute 2% of each eligible employee's compensation to the 401(k) Plan. In addition, each participant may contribute from 1% to 10% or none of their annual compensation. The Company may also make discretionary contributions based on a certain percentage of a participant's contributions under the 401(k) Plan, as determined by the Board of Directors. The Board of Directors approved a matching contribution of 38% beginning October 1, 1997. The Company made contributions under the 401(k) Plan totaling approximately $179,151 for the year ended September 30, 1997.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     As permitted by the Indiana Business Corporation Law (the "BCL"), the Second Restated Articles of Incorporation of the Company (the "Articles") require the Company to indemnify its officers and directors from liabilities to the extent allowed by the BCL. The BCL provides that a corporation may indemnify its officers and directors, if the officer or director acted in good faith and in a manner he reasonably believed, in the case of conduct in his official capacity, was in the best interests of the Company and, in all other cases, was not opposed to the best interests of the Company, and, with respect to any criminal proceeding, the officer or director had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful. The BCL further provides that the Company may advance to its officers and directors expenses incurred in connection with proceedings against them for which they may be indemnified, if the Company receives a written affirmation from such officer or director that in his good faith belief he met the standard of conduct described above and that he will repay all advanced expenses if it is ultimately determined that he did not meet that standard of conduct. Pursuant to the BCL, the Company may obtain directors' and officers' insurance. At present, the Company is not aware of any pending or threatened litigation or proceeding involving an officer, director, employee or agent of the Company in which indemnification would be required or permitted.

     The Company maintains directors' and officers' liability insurance with respect to certain risks to which the Company and its directors and officers are exposed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Peter T. Kissinger, Thomas Hiatt, John Kraeutler and William Mulligan served on the Compensation Committee during fiscal 1997. Dr. Kissinger, the President and Chief Executive Officer of the Company, currently is a member of the Compensation Committee; however, he does not participate in decisions regarding his compensation. None of the Company's executive officers serves as a director of, or in any compensation related capacity for, companies with which members of the Compensation Committee are affiliated.

                              CERTAIN TRANSACTIONS

     In 1991 Primus Capital Fund II, LP ("Primus") and Middlewest Ventures II, LP ("Middlewest") purchased Redeemable Preferred Shares and Convertible Preferred Shares of the Company. The Redeemable Preferred Shares carried an 8% cumulative dividend, and were redeemed in accordance with their terms for an amount equal to their purchase price in equal installments on December 31, 1995, June 30, 1996 and December 31, 1996. See Note 6 of Notes to Consolidated Financial Statements. The Convertible Preferred Shares were purchased for an aggregate of $1,231,000 and were converted into an aggregate of 752,399 Common Shares immediately prior to the issuance of the Shares offered hereby, of which 470,250 shares and 282,149 shares are owned by Primus and Middlewest, respectively. The Venture Funds continue to have certain rights to cause the Company to register the Common Shares owned by the Venture Funds under the Securities Act for sale to the public. See "Description of Capital Stock -- Registration Rights." Additionally, the Company has agreed to use its best efforts to cause one representative from each Venture Fund to be elected to the Company's Board of Directors as long as the respective Venture Fund owns more than 5% of the Company's outstanding Common Shares. All other covenants between the Company and the Venture Funds were terminated in connection with the conversion of the Convertible Preferred Shares to Common Shares.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Common Shares as of September 30, 1997 by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding Common Shares, (ii) each director of the Company, (iii) the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group.

                                                            SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                               OWNED PRIOR TO           OWNED AFTER
                                                               OFFERING(1)(2)          OFFERING(1)(2)
                                                            --------------------    --------------------
                          NAME                               NUMBER      PERCENT     NUMBER      PERCENT
                          ----                               ------      -------     ------      -------
Primus Capital Fund II, L.P. ...........................      470,250     15.7%       470,250     11.1%
Middlewest Ventures II, L.P. ...........................      282,149      9.4%       282,149      6.6%
Peter T. Kissinger(3)...................................    1,261,099     42.0%     1,261,099     29.3%
Ronald E. Shoup(4)......................................       89,453      3.0%        89,453      2.1%
Candice B. Kissinger(5).................................    1,261,099     42.0%     1,261,099     29.3%
William E. Baitinger(6).................................      137,734      4.6%       137,734      3.2%
Michael K. Campbell(7)..................................       27,086         *        27,086         *
Thomas A. Hiatt(8)......................................      282,149      9.4%       282,149      6.6%
John A. Kraeutler.......................................           --        --            --        --
William C. Mulligan(9)..................................      470,250     15.7%       470,250     11.1%
W. Leigh Thompson.......................................           --        --            --        --
Nicholas Winograd(10)...................................      174,030      5.8%       174,030      4.1%
All executive officers and directors as a group.........    2,513,138     83.8%     2,513,138     56.8%

-------------------------
 *  Less than 1% of outstanding Common Shares.

 (1) Unless otherwise noted, all addresses are in care of Company at 2701 Kent Avenue, West Lafayette, Indiana 47906.

 (2) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that the persons named in the table have sole voting and investment power with respect to all Common Shares.

 (3) Includes (i) 247,795 Common Shares beneficially owned by Candice B. Kissinger, the wife of Dr. Kissinger, including 13,543 Common Shares issuable upon the exercise of options granted to Mrs. Kissinger under the 1990 Employee Option Plan which are exercisable within 60 days of September 30, 1997; (ii) 595,904 Common Shares owned jointly by Dr. and Mrs. Kissinger; and (iii) 40,630 Common Shares issuable upon the exercise of outstanding options granted to Dr. Kissinger under the 1990 Employee Option Plan which are exercisable within 60 days of September 30, 1997.

 (4) Includes (i) 68,686 Common Shares owned jointly by Dr. Shoup and his wife and (ii) 20,315 Common Shares beneficially owned by Dr. Shoup issuable upon the exercise of options under the 1990 Employee Option Plan exercisable within 60 days of September 30, 1997.

 (5) Includes 417,400 Common Shares beneficially owned by Peter T. Kissinger, including 40,630 Common Shares issuable upon the exercise of options granted to Dr. Kissinger under the 1990 Employee Option Plan exercisable within 60 days of September 30, 1997; (ii) 595,904 Common Shares owned jointly by Dr. and Mrs. Kissinger; and (iii) 13,543 Common Shares beneficially owned by Mrs. Kissinger issuable upon the exercise of options under the 1990 Employee Option Plan exercisable within 60 days of September 30, 1997.

 (6) Includes 53,089 Common Shares owned jointly by Mr. Baitinger and his wife.

 (7) Includes 27,086 Common Shares issuable upon the exercise of outstanding options granted to Mr. Campbell under the 1990 Director Option Plan which are exercisable within 60 days of September 30, 1997.

 (8) Mr. Hiatt is a general partner of Middlewest Management Company, L.P., which is the general partner of Middlewest Ventures II, L.P., and accordingly may be attributed beneficial ownership of the

     Common Shares owned by Middlewest Ventures II, L.P. The other general partner of Middlewest Management Company, L.P. is Marcey Shockey. Mr. Hiatt disclaims beneficial ownership of the Common Shares beyond his ownership interest in Middlewest Management Company, L.P. Mr. Hiatt serves as a Director of the Company as a nominee of Middlewest Ventures II, L.P. The address of Middlewest Ventures II, L.P. is 201 N. Illinois, Suite 300, Indianapolis, Indiana 46204.

 (9) Mr. Mulligan is a general partner of Primus Venture Partners Limited Partnership, which, together with Primus Advisors, Inc., is the general partner of Primus Management II. Primus Management II is the general partner of Primus Capital Fund II, L.P. Accordingly, Mr. Mulligan may be attributed beneficial ownership of the Common Shares owned by Primus Capital Fund II, L.P. The other general partners of Primus Venture Partners Limited Partnership are James T. Bartlett, Jonathan E. Dick, Kevin J. McGinly and Loyal W. Wilson. Mr. Mulligan disclaims beneficial ownership of the Common Shares beyond his ownership interest in Primus Venture Partners Limited Partnership. Mr. Mulligan serves as a Director of the Company as a nominee of Primus Capital Fund II, L.P. The address of Primus Capital Fund II, L.P. is 1375 E. Ninth Street, Suite 2700, Cleveland, Ohio 44114.

(10) Includes 172,270 Common Shares owned jointly by Mr. Winograd and his wife. The address of Mr. Winograd is RR1 Box 49F, Spring Mills, Pennsylvania 16875.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 19 million Common Shares, and one million preferred shares (the "Preferred Shares") none of which are outstanding. As of September 30, 1997, there were 2,247,601 Common Shares issued and outstanding held of record by 63 shareholders and the Company had outstanding options to purchase a total of 272,671 Common Shares.

     The following summary of certain provisions of the Common Shares and Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Articles of Incorporation, which are included as an exhibit to the Registration Statement on Form S-1 (including all schedules, exhibits and amendments thereto, the "Registration Statement"), and by the provisions of applicable law.

COMMON SHARES

     The Company's Articles of Incorporation authorize the issuance of up to 19 million Common Shares. Holders of Common Shares are entitled to one vote for each Common Share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Shares are entitled to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors out of funds legally available therefor and subject to any preferential dividend rights of any then outstanding Preferred Shares. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Shares are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to any preferential dividend rights of any then outstanding Preferred Shares. Holders of Common Shares have no preemptive, subscription, redemption or conversion rights. The outstanding Common Shares are, and the Shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable.

PREFERRED SHARES

     The Board of Directors is authorized, subject to any limitations prescribed by Indiana law, to provide for the issuance of Preferred Shares in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and rights of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the shareholders. The Board of Directors may authorize the issuance of

Preferred Shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Shares. The issuance of Preferred Shares could have the effect of decreasing the market price of the Shares. The issuance of Preferred Shares may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any Preferred Shares.

REGISTRATION RIGHTS

     The Venture Funds have certain rights with respect to the registration under the Securities Act of an aggregate of 752,399 Common Shares held by them. If requested by the Venture Funds, the Company must file a registration statement under the Securities Act covering all Common Shares requested to be included by the Venture Funds within 60 days. The Venture Funds may make an unlimited number of requests for registration; provided, however, that the Company is only required to bear the expense of one registration. The Company has the right to delay any registration for up to 90 days under certain circumstances.

     In addition, if the Company proposes to register any of its Common Shares under the Securities Act other than in connection with a Company employee benefit plan or a corporate reorganization, the Venture Funds may require the Company to include all or a portion of their shares in that registration, subject to certain priorities among them, although the managing underwriter of any such offering may limit the number of Common Shares to be offered by the Venture Funds.

CERTAIN PROVISIONS OF INDIANA LAW

     As an Indiana corporation, the Company is governed by the provisions of the BCL.

     Voting Requirements for Certain Business Combinations. Chapter 43 of the BCL establishes a five-year period beginning with the acquisition of 10% of the voting power of the outstanding voting shares of a "resident domestic corporation" (which definition includes the Company) during which certain business transactions involving the acquiring shareholder are prohibited unless, prior to the acquisition of such interest, the board of directors approves the acquisition of such interest or the proposed business combination. After the five-year period expires, a business combination involving the acquiring shareholder may take place only upon approval by a majority of the disinterested shares, or if the other shareholders receive a formula price based on the higher of the highest price paid by the acquiring shareholder or the market value at the time of the announcement of the proposed transaction, whichever is higher. The minimum price for shares other than common shares is to be determined under criteria similar to that for common shares, except the minimum price as defined cannot be less than the highest preferential amount to which the shares are entitled in the event of any liquidation, dissolution or winding up of the corporation.

     Changes of Control. Under Chapter 42 of the BCL, with certain exceptions, a person proposing to acquire or acquiring voting shares of an "issuing public corporation" (which definition includes only corporations having at least 100 shareholders, principal place of business, office or substantial assets within Indiana, and in which more than 10% of its shareholders are Indiana residents, 10% of its shares are owned by Indiana residents, or which have 10,000 or more shareholders who are Indiana residents) sufficient to entitle that person to exercise voting power within any of the ranges of one-fifth to one-third of all voting power, more than one-third but less than one-half of all voting power, or a majority or more of all voting power (a "control share acquisition") may give a notice of such fact to the corporation containing certain specified data. The acquiring person may request that the directors call a special meeting of shareholders for the purpose of considering the voting rights to be accorded the shares so acquired ("control shares"), and the control shares have voting rights only to the extent granted by a resolution approved by the shareholders. The resolution must be approved by a majority of the votes entitled to be cast by each voting group entitled to vote separately on the proposal, excluding shares held by the acquiring person and shares held by management. Control shares as to which the required notice has not been filed and any control shares not accorded full voting rights by the shareholders may be redeemed at fair market value by the corporation if it is authorized to do so by its articles of incorporation or bylaws before a control share acquisition has occurred. The Company has not adopted such a provision in its Articles or Bylaws. Shareholders are entitled to dissenters rights with respect to the control share acquisition in the event that the control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority of all voting power.

     Other Provisions of the BCL. The BCL specifically authorizes directors, in considering the best interest of a corporation, to consider both the long- and short-term interests of the corporation, as well as the effects of any action on shareholders, employees, suppliers and customers of the corporation, and communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Under the BCL, directors are not required to approve a proposed business combination or other corporate action if they determine in good faith that the action is not in the best interest of the corporation. In addition, the BCL states that directors are not required to redeem any rights under or render inapplicable a shareholder rights plan or to take or decline to take any other action solely because of the effect such action or inaction might have on a proposed change of control of the corporation or the amounts to be paid to shareholders upon such a change of control. The Delaware Supreme Court has held that defensive measures in response to a potential takeover must be "reasonable in relation to the threat posed." The BCL explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply.

     The BCL requires directors to discharge their duties, based on the facts then known to them, in good faith, with the care an ordinary, prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interest of the corporation. A director is not liable for any action taken as a director or for failure to take any action unless the director has breached or failed to perform the duties of the director's office in compliance with the foregoing standard and the breach or failure to perform constitutes willful misconduct or recklessness.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Shares is National City Bank. Its telephone number is (216) 575-2494.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the closing of this offering, the Company will have outstanding an aggregate of 4,250,000 Common Shares. Of these Common Shares, all the Shares sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act of 1933, as amended (the "Securities Act"), and approximately 600,000 Common Shares owned by existing shareholders will be eligible for sale pursuant to Rule 144(k) under the Securities Act. All of the Company's officers and directors and certain of the Company's shareholders have agreed with the Underwriters that, for a period of 180 days after the date of this Prospectus, subject to certain exceptions, they will not directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise dispose of or grant any rights with respect to any Common Shares (or any securities convertible into, exchangeable for or exercisable for Common Shares), without the prior written consent of the Underwriters (the "Lock-Up Agreements"). In its sole discretion and at any time without notice, the Underwriters may release all or any portion of the Common Shares subject to the Lock-Up Agreements.

     Following the expiration of the 180-day lock-up period, or earlier with the written consent of the Underwriters, 2,939,061 Common Shares will be eligible for sale by existing shareholders of the Company subject to the volume and other limitations of Rule 144, as discussed below.

     In general, under Rule 144 any holder of restricted securities, as defined under Rule 144, including an affiliate of the Company, as to which at least one year has elapsed since the later of the date of acquisition of the Common Shares from the Company or an affiliate, would be entitled beginning 90 days after the date of this Prospectus, to sell within any three-month period a number of Common Shares that does not exceed the greater of 1% of the then outstanding Common Shares (approximately 42,500 shares upon the completion of this offering) or the average weekly trading volume of the Common Shares on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose Common Shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who beneficially owned the Common Shares for at least two years since the later of the date the Common Shares were acquired from the Company or an affiliate of the Company may sell those shares under Rule 144(k) without regard to the limitations described above. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

     As of September 30, 1997, there were 272,671 Common Shares subject to outstanding options issued pursuant to the Company's Option Plans, of which approximately 236,555 Common Shares were vested as of that date. The Company intends to file a registration statement under the Securities Act to register Common Shares reserved for issuance under the Option Plans, thereby permitting the sale of those Common Shares by non-affiliates in the public market without restriction under the Securities Act. That registration statement will become effective immediately upon filing. The holders of 171,757 of the options exercisable as of September 30, 1997 have signed Lock-Up Agreements.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers prior to the closing of this offering pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to options granted by the Company before this offering, along with the Common Shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be Restricted Shares and, subject to the contractual limitations described above, beginning 90 days after the date of this Prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirements. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement, each of the underwriters named below (the "Underwriters") has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the respective number of Shares set forth opposite the name of such
Underwriter:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Roney & Co., L.L.C. ........................................    545,000
The Ohio Company............................................    545,000
EVEREN Securities, Inc. ....................................     20,000
David A. Noyes & Co. .......................................     20,000
First of Michigan Corporation...............................     20,000
Hanifen, Imhoff Inc. .......................................     20,000
Janney Montgomery Scott Inc. ...............................     20,000
NatCity Investments, Inc. ..................................     20,000
Pennsylvania Merchant Group, Ltd. ..........................     20,000
Stifel, Nicolaus & Co., Inc. ...............................     20,000
                                                              ---------
     Total..................................................  1,250,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all Shares offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased.

     The Underwriters, for whom Roney & Co., L.L.C. and The Ohio Company are acting as representatives (the "Representatives"), propose to offer part of the Shares directly to the public at the public offering price set forth in the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $.30 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After the offering, the offering price and other selling terms may be changed. The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 187,500 additional Shares, respectively, at the public offering price set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares in such table.

     The Company, all of its directors and executive officers and certain of the Company's shareholders, who beneficially hold an aggregate of 2,515,178 Shares, have agreed that, for a period of 180 days following the date of this Prospectus, they will not, without the prior written consent of the Representatives, offer, sell, contract to sell, or otherwise dispose of any Shares of the Company; provided, however, that the Company may issue and sell up to 372,671 Common Shares pursuant to the Option Plans in effect on the date of this Prospectus or to non-employee Directors.

     Prior to the offering, there has not been any public market for the Common Shares of the Company. Consequently, the initial public offering price for the Shares included in the offering has been determined by negotiations between the Company and the Representatives. Among the factors considered in determining such price was the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for the growth of the Company's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies that are comparable to the Company.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Underwriters have reserved for sale, at the initial public offering price, up to 30,000 of the Shares offered hereby for employees of the Company and certain other individuals who have expressed an interest in purchasing such Shares in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Ice Miller Donadio & Ryan, Indianapolis, Indiana. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Honigman Miller Schwartz & Cohn.

                                    EXPERTS

     The consolidated financial statements of Bioanalytical Systems, Inc. at September 30, 1997 and 1996, and for each of the three years in the period ended September 30, 1997, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549 (the "Commission"), a Registration Statement on Form S-1 under the Securities Act with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. Each statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, is publicly available through the Commission's World Wide Web site (http:/www.sec.gov) or may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

                                    GLOSSARY

     AIDS: A fatal disease that destroys the host's immune system resulting from infection with human immunodeficiency virus (HIV).

     ASSAY: Quantitative measurement of a substance.

     BIOANALYTICAL TESTING: Measurement of a drug substance, its metabolites, and/or naturally occurring compounds in samples that are produced by or are part of living systems. These samples could include a new drug substance in human plasma or a neurotransmitter in rat brain tissue. Often the method is custom built for a particular problem and requires specialized staff and instrumentation for the procedure's development and validation for use.

     CHROMATOGRAPHY: An analytical technique in which a mixture of chemicals is separated into its discrete components, according to their differing interactions between moving and stationary chemical phases. The stationary phase is usually a powder contained in a tube and the moving phase is a gas or a liquid. Several different detectors have been created to quantify each component in the mixture after separation.

     CLINICAL STUDIES: Human studies designed to distinguish a drug's effect from other influences. Such studies conducted in the U.S. must be under an approved IND under the guidance of an institutional review board and in accord with FDA rules on human studies and informed consent of participants.

     CNS: Central Nervous System is that portion of the nervous system having to do with the brain and spinal cord.

     COCKTAIL THERAPY: A combination of drugs generally operating with different therapeutic mechanisms designed to attack disease hard and early. See drug interaction studies.

     COMPLIANCE: The extent to which a product developer conforms to regulatory direction or a patient agrees to and follows a prescribed treatment.

     CRO: Contract Research Organizations, which help drug companies design and administer clinical trials.

     DISSOLUTION: Release of a given amount of a drug into solution from a solid dosage form. Dissolution is measured in vitro, under conditions which generally simulate those which occur in vivo.

     DRUG: A chemical used in the diagnosis, treatment or prevention of disease.

     DRUG INTERACTION STUDIES: Patients treated with more than one drug may experience unexpected therapeutic and/or toxic effects. Bioanalytical testing helps understand and resolve these effects.

     EFFECTIVENESS, EFFICACY: The desired measure of a drug's influence on a disease condition designated as such by the FDA on the basis of "substantial evidence."

     ELECTROCARDIOGRAPHY: A measurement technique that detects and records the electrical activity of the heart. The EKG detects and records the electrical potential of the heart during the heartbeat.

     ELECTROCHEMISTRY: The study of chemical reactions in which one or more electrons are added or removed from an atom or molecule. Electrochemistry is used in two ways for practical purposes. Electricity can alter chemicals (as in corrosion and analysis) and chemicals can generate electricity (as in batteries and fuel cells).

     ENZYMOLOGY: The study of enzymes, which are complex proteins that catalyze specific biochemical reactions in the body.

     FDA: The Food and Drug Administration, an agency of the Department of Health and Human Services which is responsible for ensuring compliance with the federal Food, Drug and Cosmetic Act, as amended.

     FLUORESCENCE: Light emitted by a chemical after energy is added to it. The kind and amount of light is unique to the kind and amount of each chemical. It can be used as an indirect method of detecting and measuring the concentration of a chemical.

     GC/MS: Gas Chromatography/Mass Spectrometry. An analytical technique in which the chemical mix is separated by heating, converting to a gas, passing the gas over a stationary phase and detecting, identifying, and quantifying the separated components by Mass Spectrometry.

     GENERIC DRUGS: Drug formulations of identical composition with respect to the active ingredient. Drugs may be generically equivalent but not therapeutically equivalent.

     GLP: Good Laboratory Practices. Regulations that set requirements for facilities management, maintenance and calibration of equipment, analytical protocol, quality assurance, data reporting, storage, retrieval and retention and other controls.

     GMP: Current Good Manufacturing Practices. Regulations that set requirements for sanitation, inspection of raw materials and finished products and other quality controls.

     HIV: A type of retrovirus (human immunodeficiency virus) that is responsible for the fatal illness, acquired immunodeficiency syndrome (AIDS).

     ICH GUIDELINES: International Conference on Harmonization attempting to normalize drug regulations among several countries.

     IND: Investigational New Drug Application. An application that a drug sponsor must submit to the FDA before beginning tests of a new drug on humans. The IND contains a plan for the study and is supposed to give a complete picture of the drug, including its structural formula, animal test results and manufacturing information.

     INDICATION: A sign or circumstance which points to or shows the cause, pathology, treatment or issue of an attack of disease; that which serves as a guide or warning.

     IN VITRO: Literally, "in glass"; a biologic or biochemical process occurring outside a living organism.

     IN VIVO: Literally, "in life"; a biologic or biochemical process occurring within a living organism.

     KIT: A carefully designed and validated method and collection of tools and reagents used to determine the presence of an illness or disorder.

     LCEC: Liquid Chromatography/Electrochemistry. A technique in which liquid chromatography is used to separate the components of a mixture. The chemicals are detected and quantified in an electrochemical cell.

     LC/MS: Liquid Chromatography/Mass Spectrometry. A technique in which liquid chromatography is used to separate the components of a mixture. The separated chemicals are detected, identified and quantified by Mass Spectrometry.

     LIQUID CHROMATOGRAPHY: A chromatographic method in which the stationary phase is packed in a tubular column and the moving phase is a liquid driven through the column by a force such as hydraulic pressure or gravity. Components may be separated on the basis of size, polarity, charge and/or shape.

     MASS SPECTROMETRY: A gas phase analytical technique used to identify a chemical by molecular weight and breakdown products unique to that chemical.

     NDA: New Drug Application. An application requesting FDA approval to market a new drug for human use in interstate commerce. The application must contain, among other things, data from specific technical viewpoints for FDA review -- including chemistry, pharmacology, medical, biopharmaceutics, statistics and, for anti-infectives, microbiology.

     NEUROTRANSMITTER: A chemical, such as acetylcholine, which is released from the axon of one neuron and binds to a specific site in the dendrite of an adjacent neuron, thus triggering a nerve impulse.

     PHARMACOKINETICS: The science which describes, quantitatively, the uptake of drugs by the body, their biotransformation, their distribution, metabolism, and elimination from the body.

     PHARMACOLOGY: The science that deals with the effect of drugs on living organisms.

     PHYSIOLOGY: The study of how living organisms function.

     PLA: Product License Application. An application that a drug sponsor must submit to the FDA before beginning tests of a new biologic drug on humans. Equivalent to an IND for biologically derived drugs (genetically altered organisms etc.).

     POTENCY:  The power of a medicinal agent to product the desired effects.

     PRECLINICAL STUDIES: Studies that test a drug on animals and other nonhuman test systems. They must comply with FDA's Good Laboratory Practices Regulations.

     PRODUCT CHARACTERIZATIONS: Thorough analysis of a product, which may contain a mixture of chemicals, decomposition products and other components, in a pharmaceutical formulation.

     ROBOTIC SAMPLE PREPARATION AND DISSOLUTION TESTING: Rapid, cost effective, fully automated sample preparation and dissolution tests which are typically quantified by liquid chromatography.

     SAFETY: No drug is completely safe or without the potential for side effects. Before a drug may be approved for marketing, the law requires the submission of results of tests adequate to show the drug is safe under the conditions of use in the proposed labeling. Thus, "safety" is determined case by case and reflects the drug's risk v. benefit relationship.

     SBIR GRANTS: Federal Small Business Innovation Research and Small Business Technology Transfer Grants. These support research in topics of interest to NASA, NIH, etc. Awards, term and degree of industry involvement vary.

     SOLID PHASE EXTRACTION: An analytical separation technique in which a mixture of chemicals is stirred with a solid, usually a powder. The solid is chosen for its ability to bind specifically to one or more of the chemicals in the mixture. After mixing, the solid with the bound chemicals attached is separated from the extracted sample and washed. The chemicals are subsequently removed with a solvent and analyzed.

     SPECTROSCOPY/SPECTROMETRY: An analytical technique used to identify a chemical by observing how it interacts with visible, infrared, or ultraviolet light, magnetism, radio waves or other parts of the electromagnetic energy spectrum. Each part of each chemical absorbs and/or emits this energy differently. A spectroscope/spectrometer measures the kind and amount of energy and in some cases the chemical breakdown products. Each chemical has a unique energy fingerprint that enables identification.

     STABILITY: The quality of maintaining a constant character in the presence of forces which threaten to disturb it; resistance to change. In drugs, maintaining therapeutic efficacy and chemical composition with changing time, temperature, humidity, etc.

     THERAPEUTICS:  The science and techniques of restoring patients to health.

     VALIDITY: The degree to which output reflects what it purports to reflect. The degree to which output is a function of known input and it alone.

     "VIRTUAL" DRUG COMPANY: A venture management technique. A "virtual" company creates, acquires or licenses a new pharmaceutical or device. Most development, registration, manufacture and commercialization are then carried out through contracted parties or strategic partners. A small staff and negligible assets are key characteristics.

                          BIOANALYTICAL SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Auditors..............................    F-2
Consolidated Balance Sheets as of September 30, 1996 and
  1997......................................................    F-3
Consolidated Statements of Income for the years ended
  September 30, 1995, 1996 and 1997 ........................    F-4
Consolidated Statements of Preferred Shares and
  Shareholders' Equity for the years ended September 30,
  1995, 1996 and 1997.......................................    F-5
Consolidated Statements of Cash Flows for the years ended
  September 30, 1995, 1996 and 1997.........................    F-6
Notes to Consolidated Financial Statements..................    F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Bioanalytical Systems, Inc.

     We have audited the accompanying consolidated balance sheets of Bioanalytical Systems, Inc. as of September 30, 1997 and 1996, and the related consolidated statements of income, preferred shares and shareholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bioanalytical Systems, Inc. at September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Indianapolis, Indiana
October 31, 1997, except for Note 10,
as to which the date is November 21, 1997

                          BIOANALYTICAL SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                       SEPTEMBER 30
                                                                --------------------------
                                                                   1996           1997
                                                                   ----           ----
ASSETS
Current assets:
  Cash and cash equivalents.................................    $   595,339    $   161,338
  Accounts receivable (Note 4):
    Trade...................................................      1,545,843      2,361,591
    Grants..................................................         99,921        370,198
    Other...................................................          6,045        281,579
  Inventories (Notes 3 and 4)...............................      1,931,850      1,911,231
  Deferred income taxes (Note 5)............................        164,753        209,695
  Prepaid expenses..........................................         38,710         46,787
                                                                -----------    -----------
Total current assets........................................      4,382,461      5,342,419
Goodwill, less accumulated amortization of $18,002 in 1996
  and $30,002 in 1997 (Note 2)..............................        222,030        210,030
Other assets................................................        243,541        343,120
Property and equipment (Note 4):
  Land and improvements.....................................        166,621        171,014
  Buildings and improvements................................      4,282,317      4,294,183
  Machinery and equipment...................................      3,616,693      4,067,319
  Office furniture and fixtures.............................        620,319        680,395
  Construction in process...................................        173,241      3,625,062
                                                                -----------    -----------
                                                                  8,859,191     12,837,973
  Less accumulated depreciation and amortization............     (2,333,356)    (2,802,823)
                                                                -----------    -----------
                                                                  6,525,835     10,035,150
                                                                -----------    -----------
Total assets................................................    $11,373,867    $15,930,719
                                                                ===========    ===========
LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $   730,110    $ 1,341,181
  Income taxes payable......................................         33,562        250,153
  Accrued expenses..........................................        239,826        352,593
  Customer advances.........................................         19,871        101,986
  Current portion of long-term debt.........................        300,115        287,833
  Lines of credit...........................................             --        515,377
                                                                -----------    -----------
Total current liabilities...................................      1,323,484      2,849,123
Long-term debt, less current portion (Note 4)...............      2,512,027      5,044,875
Deferred income taxes (Note 5)..............................      1,053,144      1,154,166
Preferred shares (Note 6):
  Authorized shares -- 1,000,000
  Issued and outstanding shares:
    Redeemable -- 22,223 in 1996............................        298,302             --
    Convertible -- 166,667..................................      1,231,242      1,231,242
Shareholders' equity (Note 6):
  Common Shares, no par value:
    Authorized shares -- 19,000,000
    Issued and outstanding shares -- 2,186,663 in 1996 and
      2,247,601 in 1997.....................................        484,375        497,875
  Additional paid-in capital................................        151,233        178,233
  Retained earnings.........................................      4,321,103      4,978,149
  Currency translation adjustment...........................         (1,043)        (2,944)
                                                                -----------    -----------
                                                                  4,955,668      5,651,313
                                                                -----------    -----------
Total liabilities, preferred shares and shareholders'
  equity....................................................    $11,373,867    $15,930,719
                                                                ===========    ===========

                            See accompanying notes.

                          BIOANALYTICAL SYSTEMS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                YEAR ENDED SEPTEMBER 30
                                                        ---------------------------------------
                                                           1995          1996          1997
                                                           ----          ----          ----
Product revenue.......................................  $ 9,627,393   $ 9,113,297   $ 9,932,022
Services revenue......................................    2,724,469     3,680,838     4,991,348
                                                        -----------   -----------   -----------
     Total Revenue....................................   12,351,862    12,794,135    14,923,370
Cost of product revenue...............................    3,447,566     3,226,736     3,334,413
Cost of services revenue..............................    1,834,349     2,141,715     2,985,858
                                                        -----------   -----------   -----------
     Total Cost of Revenue............................    5,281,915     5,368,451     6,320,271
                                                        -----------   -----------   -----------
Gross profit..........................................    7,069,947     7,425,684     8,603,099
Operating expenses:
  Selling.............................................    3,940,096     3,937,224     4,224,523
  Research and development............................    1,123,641     1,423,901     1,568,417
  General and administrative..........................    1,222,136     1,363,921     1,638,465
                                                        -----------   -----------   -----------
     Total Operating Expenses                             6,285,873     6,725,046     7,431,405
                                                        -----------   -----------   -----------
Operating income......................................      784,074       700,638     1,171,694
Interest income.......................................       67,492        38,843         4,835
Interest expense......................................      (78,882)      (81,396)     (100,177)
Other income..........................................       86,645        28,180        12,306
Gain (loss) on sale of property and equipment.........       35,532        (3,218)        8,831
                                                        -----------   -----------   -----------
Income before income taxes............................      894,861       683,047     1,097,489
Income taxes (Note 5).................................      344,254       282,648       413,395
                                                        -----------   -----------   -----------
Net income............................................  $   550,607   $   400,399   $   684,094
                                                        ===========   ===========   ===========
Net income available to common shareholders...........  $   497,271   $   347,063   $   657,046
Net income per common share...........................         0.16          0.11          0.21
Weighted average Common Shares outstanding............    3,065,567     3,089,308     3,101,429

                            See accompanying notes.

                          BIOANALYTICAL SYSTEMS, INC.

      CONSOLIDATED STATEMENTS OF PREFERRED SHARES AND SHAREHOLDERS' EQUITY

                                      REDEEMABLE   CONVERTIBLE              ADDITIONAL                 CURRENCY
                                      PREFERRED     PREFERRED     COMMON     PAIN-IN      RETAINED    TRANSLATION
                                        SHARES       SHARES       SHARES     CAPITAL      EARNINGS    ADJUSTMENT
                                      ----------   -----------    ------    ----------    --------    -----------
Balance at September 30, 1994.......  $ 815,661    $1,231,242    $468,237    $111,060    $3,476,769     $    --
Net income..........................         --            --          --          --       550,607          --
Accrual of cumulative dividends on
  preferred shares..................     53,336            --          --          --       (53,336)         --
Retirement of 21,949 common
  shares............................         --            --      (4,862)    (41,327)           --          --
Issuance of 67,716 common shares for
  the exercise of stock options.....         --            --      15,000      34,500            --          --
Issuance of 22,572 common shares for
  the acquisition of business (Note
  2)................................         --            --       5,000      45,000            --          --
Currency translation adjustment.....         --            --          --          --            --       2,309
                                      ---------    ----------    --------    --------    ----------     -------
Balance at September 30, 1995.......    868,997     1,231,242     483,375     149,233     3,974,040       2,309
Net income..........................         --            --          --          --       400,399          --
Accrual of cumulative dividends on
  preferred shares..................     53,336            --          --          --       (53,336)         --
Issuance of 4,514 common shares for
  the exercise of stock options.....         --            --       1,000       2,000            --          --
Redemption of Preferred Shares......   (624,031)           --          --          --            --          --
Currency translation adjustment.....         --            --          --          --            --      (3,352)
                                      ---------    ----------    --------    --------    ----------     -------
Balance at September 30, 1996.......    298,302     1,231,242     484,375     151,233     4,321,103      (1,043)
Net income..........................         --            --          --          --       684,094          --
Accrual of cumulative dividends on
  preferred shares..................     27,048            --          --          --       (27,048)         --
Issuance of 60,944 common shares for
  the exercise of stock options.....         --            --      13,500      27,000            --          --
Redemption of Preferred Shares......   (325,350)           --          --          --            --          --
Currency translation adjustment.....         --            --          --          --            --      (1,901)
                                      ---------    ----------    --------    --------    ----------     -------
Balance at September 30, 1997.......  $      --    $1,231,242    $497,875    $178,233    $4,978,149     $(2,944)
                                      =========    ==========    ========    ========    ==========     =======

                            See accompanying notes.

                          BIOANALYTICAL SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED SEPTEMBER 30
                                                        ---------------------------------------
                                                           1995          1996          1997
                                                           ----          ----          ----
OPERATING ACTIVITIES
Net income............................................  $   550,607   $   400,399   $   684,094
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization....................      397,619       399,797       536,389
     Loss (gain) on sale of property and equipment....      (35,532)        3,218        (8,831)
     Deferred income taxes............................      107,324       100,437        56,080
     Changes in operating assets and liabilities:
          Accounts receivable.........................     (118,978)         (251)   (1,361,559)
          Inventories.................................       25,365      (148,617)       20,619
          Prepaid expenses and other assets...........      (19,367)     (248,569)     (107,656)
          Accounts payable............................      (46,054)      (75,773)      611,071
          Income taxes payable........................      106,760       (82,012)      216,591
          Accrued expenses............................     (312,079)      (41,509)      112,767
          Customer advances...........................      (36,000)       (6,129)       82,115
                                                        -----------   -----------   -----------
Net cash provided by operating activities.............      619,665       300,991       841,680
INVESTING ACTIVITIES
Capital expenditures..................................   (1,299,910)   (3,178,499)   (4,095,651)
Proceeds from sale of property and equipment..........       61,370        21,412        70,778
Payments for purchase of net assets from Technicol
  Limited, net of cash acquired.......................      (92,731)           --            --
                                                        -----------   -----------   -----------
Net cash used by investing activities.................   (1,331,271)   (3,157,087)   (4,024,873)
FINANCING ACTIVITIES
Borrowings of long-term debt..........................      422,250     2,401,035     2,722,995
Payments of long-term debt............................     (128,255)     (124,732)     (202,429)
Borrowings on lines of credit.........................           --            --       615,377
Payments on lines of credit...........................           --            --      (100,000)
Net proceeds from the exercise of stock options.......        3,311         3,000        40,500
Redemption of preferred shares........................           --      (624,031)     (325,350)
Other.................................................        2,309        (3,352)       (1,901)
                                                        -----------   -----------   -----------
Net cash provided by financing activities.............      299,615     1,651,920     2,749,192
                                                        -----------   -----------   -----------
Net decrease in cash and cash equivalents.............     (411,991)   (1,204,176)     (434,001)
Cash and cash equivalents at beginning of year........    2,211,506     1,799,515       595,339
                                                        -----------   -----------   -----------
Cash and cash equivalents at end of year..............  $ 1,799,515   $   595,339   $   161,338
                                                        ===========   ===========   ===========

                            See accompanying notes.

                          BIOANALYTICAL SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     Bioanalytical Systems, Inc. and its subsidiaries (the "Company") manufacture scientific instruments for use in the determination of trace amounts of organic compounds in biological, environmental and industrial materials. The Company sells its equipment and software for use in industrial, governmental and academic laboratories. The Company also engages in laboratory services, consulting and research related to analytical chemistry and chemical instrumentation. The Company's customers are located in the United States and throughout the world.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

CASH EQUIVALENTS

     The Company considers all short-term, highly liquid investments to be cash equivalents.

FINANCIAL INSTRUMENTS

     Management has estimated that the fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and debt approximates the carrying values.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method.

GOODWILL

     Goodwill represents the excess of cost of acquisitions over the fair value of net assets acquired and is amortized by the straight-line method over a twenty year period.

PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 10 through 40 years. Expenditures for maintenance and repairs are charged to expense as incurred.

     The Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards No. 121 (SFAS 121), "Accounting for Impairment of Long-Lived Assets and for Assets to be Disposed of," which the Company adopted effective October 1, 1995. SFAS 121 requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Adoption of the Statement and its application during 1996 and 1997 did not have an impact on the Company's financial position or results of operations.

REVENUE RECOGNITION

     Revenue from the sale of the Company's products and the related costs are recognized upon shipment of the products to customers. The Company's pharmaceutical service contracts generally have terms ranging from several months to several years. The typical contract is one year in duration and includes a one-year

                          BIOANALYTICAL SYSTEMS, INC.

1. SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED renewal option. A portion of the contract fee is generally payable upon receipt of the initial samples with the balance payable in installments over the life of the contract. A majority of the Company's contracts are broken down into discrete units of deliverable services for which a fixed fee for each unit is established and revenue and related direct costs are recognized as units of deliverable services are fulfilled. For all other service contracts, the Company allocates a ratable portion of the total contract fee to the units of deliverable services and recognizes revenue and the related direct costs as the units of deliverable services are fulfilled.

INCOME TAXES

     The Company computes its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities. These deferred taxes are measured by applying the provisions of tax laws in effect at the balance sheet date.

ADVERTISING EXPENSE

     The Company expenses advertising costs as incurred. Advertising expense was $238,612, $267,184 and $275,850 for 1995, 1996, and 1997, respectively.

NET INCOME PER COMMON SHARE

     Net income per common share is computed on the basis of the weighted average number of common and common equivalent shares outstanding during each year. Common equivalent shares include options to purchase Common Shares and convertible preferred shares, which are assumed to be converted. In this computation, net income is reduced by dividends accrued on the Redeemable Preferred Shares.

     Supplemental net income per share is computed by dividing supplemental net income (which includes net income plus interest expense, net of the related income tax benefit) by the weighted average number of shares that would have been outstanding after giving effect to the number of shares that were required to be sold in this public offering to repay borrowings under the Company's lines of credit and long-term debt facilities at October 1, 1996. Supplemental net income per share for 1997 was $0.20.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In July 1997, the FASB issued Statement No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information". Under SFAS 131, the Company will report financial and descriptive information about its operating segments. SFAS 131 is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS 131 on October 1, 1998. The Company has not yet evaluated the impact of adoption of SFAS 131.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and display of comprehensive income in the financial statements. SFAS 130 is effective for fiscal years beginning after December 15,

                          BIOANALYTICAL SYSTEMS, INC.

1. SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
1997. The Company plans to adopt SFAS 130 on October 1, 1998. The Company has not yet evaluated the impact of SFAS 130.

     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share", which replaces the presentation of primary earnings per share (EPS) with basic EPS and replaces fully diluted EPS with diluted EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the components of the basic EPS computation to the components of the diluted EPS computation. SFAS 128 is effective for both interim and annual periods ending after December 15, 1997. Earlier adoption is not permitted. Upon adoption, all prior-period EPS data presented will be restated. The Company does not anticipate the adoption of SFAS 128 to have a significant effect on EPS.

2. ACQUISITION

     Effective April 3, 1995 the Company acquired all of the capital stock of Technicol, Limited for cash approximating $97,000 and 22,572 common shares. The acquired business was involved in the distribution of chromatography equipment and supplies to pharmaceutical firms in the United Kingdom.

     The acquisition was accounted for using the purchase method of accounting and the results of operations have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated to the net assets acquired, including $240,032 to goodwill, based upon the fair market value at the date of acquisition.

     On an unaudited pro forma basis, revenue, net income and net income per share for the year ended September 30, 1995, was $12,892,000, $510,000 and $0.15, respectively. This pro forma data presents the consolidated results of operations as if the acquisition had occurred on October 1, 1994, after giving effect to certain adjustments, including amortization of goodwill, increased interest expense and related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operations which would actually have occurred had the acquisition been in effect on the date indicated, or which may occur in the future.

     Pro forma amounts for the year ended September 30, 1995 include the acquired entity's financial data for the year ended April 30, 1995 as it was not practicable to determine the September 30, 1995 year end results.

3. INVENTORIES

     Inventories at September 30 consisted of:

                                                                 1996         1997
                                                                 ----         ----
Raw materials...............................................  $  803,396   $  909,258
Work in progress............................................     292,076      278,386
Finished goods..............................................     868,153      800,880
                                                              ----------   ----------
                                                               1,963,625    1,988,524
LIFO reserve................................................     (31,775)     (77,293)
                                                              ----------   ----------
Total LIFO cost.............................................  $1,931,850   $1,911,231
                                                              ==========   ==========

4. DEBT ARRANGEMENTS

     The Company has a bank line of credit agreement which expires March 1, 1998 and allows borrowings of the lesser of 50% of inventories plus 80% of qualified accounts receivable or $2,200,000. Interest is charged at

                          BIOANALYTICAL SYSTEMS, INC.

4. DEBT ARRANGEMENTS -- CONTINUED
the prime rate plus .25% (8.75% at September 30, 1997). At September 30, 1997, the collateral base for this line of credit resulted in borrowing availability of approximately $2,200,000, of which $200,000 was outstanding at September 30, 1997. The line is collateralized by inventories and accounts receivable.

     The Company has a bank line of credit agreement for capital expenditures which expires March 1, 1998 and allows borrowings of the lesser of 80% of capital expenditures or $1,000,000. Interest is charged at the prime rate plus
 .25% (8.75% at September 30, 1997). At September 30, 1997, $315,377 was
outstanding on this line. This line is collateralized by property and equipment, inventories and accounts receivable.

     During 1996, the Company entered into a credit facility for up to $5,000,000 for the purchase and renovation of an adjacent building (the "Construction loan"). At maturity (January 31, 1998), the loan may be converted to a five year term loan based upon a 20 year amortization funding on a conventional commercial mortgage basis or with fixed principal payments plus interest. Interest is charged at the prime rate plus .25% (8.75% at September 30, 1997). This credit facility is collateralized by property and equipment. The agreement contains certain covenants, which among other things require the Company to maintain minimum levels of tangible net worth and debt service coverage.

     Long-term debt at September 30 consisted of the following:

                                                                 1996         1997
                                                                 ----         ----
Construction loan...........................................  $1,972,003   $4,695,000
Equipment loan, monthly payments of $8,803 including
  interest at 8.50% per annum...............................     423,900      351,592
Mortgage note collateralized by certain real estate, monthly payments of $4,827 including interest at 8.75% per
  annum.....................................................     144,412       97,610
Capital lease obligations (Note 7)..........................     271,827      188,506
                                                              ----------   ----------
                                                               2,812,142    5,332,708
Less current portion........................................    (300,115)    (287,833)
                                                              ----------   ----------
                                                              $2,512,027   $5,044,875
                                                              ==========   ==========

     The maturities of long-term debt for the five succeeding years are as follows:

                YEARS ENDED SEPTEMBER 30
                ------------------------
       1998.............................................    $  287,833
       1999.............................................       326,813
       2000.............................................       198,903
       2001.............................................       208,980
       2002.............................................       125,703
       Thereafter.......................................     4,184,476
                                                            ----------
                                                            $5,332,708
                                                            ==========

     Cash interest payments of $69,602, $99,057, and $345,018 were made in 1995, 1996 and 1997, respectively. Cash interest payments for 1996 and 1997 include interest of $28,868 and $266,200, respectively, on the Construction loan which was capitalized. These amounts include interest required to be paid on a portion of the undistributed earnings of a subsidiary which qualifies as a domestic international sales corporation (see Note 5).

                          BIOANALYTICAL SYSTEMS, INC.

5. INCOME TAXES

     Significant components of the Company's deferred tax liabilities and assets as of September 30 are as follows:

                                                                 1996         1997
                                                                 ----         ----
Deferred tax liabilities:
  Tax over book depreciation................................  $  712,032   $  818,420
  Deferred DISC income......................................     398,280      340,642
                                                              ----------   ----------
Total deferred liabilities..................................   1,110,312    1,159,062
Deferred tax assets:
  Tax credit carryforwards..................................      91,493           --
  Net operating loss carryforwards..........................      14,876        4,526
  Inventory pricing.........................................      72,669       71,199
  Accrued vacation..........................................      57,916       63,470
  Other-net.................................................      34,184       75,396
                                                              ----------   ----------
Total deferred tax assets...................................     271,138      214,591
Valuation allowance for deferred tax assets.................     (49,217)          --
                                                              ----------   ----------
Net deferred tax assets.....................................     221,921      214,591
                                                              ----------   ----------
Net deferred tax liabilities................................  $  888,391   $  944,471
                                                              ==========   ==========

     Significant components of the provision for income taxes are as follows:

                                                            1995        1996        1997
                                                            ----        ----        ----
Current:
  Federal.............................................    $170,721    $123,625    $265,776
  State...............................................      66,209      58,586      91,539
                                                          --------    --------    --------
Total current.........................................     236,930     182,211     357,315
Deferred:
  Federal.............................................     100,181      81,928      54,849
  State...............................................       7,143      18,509       1,231
                                                          --------    --------    --------
Total deferred........................................     107,324     100,437      56,080
                                                          --------    --------    --------
                                                          $344,254    $282,648    $413,395
                                                          ========    ========    ========

     The effective income tax rate varied from the statutory federal income tax rate as follows:

                                                                1995       1996       1997
                                                                ----       ----       ----
Statutory federal income tax rate...........................    34.0%      34.0%      34.0%
Increases (decreases):
  Amortization of goodwill and other nondeductible
     expenses...............................................     1.0        2.1        1.2
  Benefit of foreign sales corporation, net.................    (6.8)      (8.6)      (5.8)
  State income taxes, net of federal tax benefit............     5.4        7.5        5.6
  Research and development credit...........................      --         --       (5.0)
  Nondeductible foreign losses..............................     6.3       10.0        7.6
  Other.....................................................    (1.4)      (3.6)       0.1
                                                                ----       ----       ----
                                                                38.5%      41.4%      37.7%
                                                                ====       ====       ====

                          BIOANALYTICAL SYSTEMS, INC.

5. INCOME TAXES -- CONTINUED
]Net operating loss carryforwards were generated by a subsidiary of the Company prior to its acquisition by the Company and the carryforwards are restricted to use by that subsidiary. These carryforwards expire through the year 2004.

     In fiscal 1996 and 1997, the Company's foreign operations generated losses before income taxes of $200,145 and $245,800, respectively.

     Payments made in 1995, 1996 and 1997 for federal and state income taxes amounted to $163,950, $160,000 and $140,000, respectively.

6. PREFERRED SHARES AND SHAREHOLDERS' EQUITY

PREFERRED SHARES

     On February 27, 1991 the Board of Directors approved the issuance of up to 1,000,000 shares of Preferred Shares. The Board of Directors designated 105,000 shares as Redeemable Preferred Shares ($10.00 stated value) and designated 250,000 shares as Convertible Preferred Shares ($8.00 stated value).

     The Redeemable Preferred Shares have preference over all other outstanding classes of capital shares of the Company with respect to payment of dividends. Holders of Redeemable Preferred Shares are entitled to receive, when and as declared by the Board of Directors, cumulative preferential cash dividends at the rate of $.80 per share per annum payable quarterly in arrears, however, they do not participate with respect to other dividends declared by the Company. Although such dividends have not been declared, the Company has recorded the dividends as a charge to Retained Earnings and an increase to Redeemable Preferred Shares. The Redeemable Preferred Shares were redeemed by the Company in three equal installments on December 31, 1995, June 30, 1996 and December 1, 1996 at $10.00 per share plus accrued unpaid dividends.

     The holders of the Convertible Preferred Shares have the right at any time to convert those shares, in whole or in part and without additional consideration, into fully paid Common Shares. The conversion rate is one Common Shares for each Convertible Preferred Share at September 30, 1997 (4.514 Common Shares for each Convertible Preferred Share after the share split described in
Note 10). Holders of Convertible Preferred Shares are entitled to one vote per share on any matter submitted to a vote of the holders of Common Shares. No cash dividends may be declared and paid with respect to the Common Shares unless equivalent dividends are also declared and paid with respect to the Convertible Preferred Shares. These shares are redeemable, at the option of the holders, in three equal installments on December 31, 1995, June 30, 1996 and December 31, 1996, at a redemption price of $8.00 per share plus any accrued unpaid dividends. No redemption requests were made by the holders during 1997.

     Alternatively, the holders of the Convertible Preferred Shares may require the Company to purchase all or any portion of the Convertible Preferred Shares and any Common Shares obtained through the conversion of the Convertible Preferred Shares at a price equal to the greater of the amount such shares are entitled to receive upon liquidation of the Company or fair market value. The fair market value could exceed the $8 optional redemption price. As of September 30, 1997, the holders of the Convertible Preferred Shares have executed agreements to convert these shares into Common Shares concurrent with the Company's initial public offering.

     The Company must maintain certain restrictive covenants in accordance with the preferred stock agreement, including net worth and indebtedness requirements, restrictions on the declaration of dividends, redemption of Common Shares, issuance of Preferred and Common Shares and capital expenditure levels.

                          BIOANALYTICAL SYSTEMS, INC.

6. PREFERRED SHARES AND SHAREHOLDERS' EQUITY -- CONTINUED
STOCK OPTION PLANS

     During 1990, the Company established an Employee Incentive Stock Option Plan whereby options to purchase shares of the Company's Common Shares at fair market value can be granted to employees of the Company. Options granted become exercisable in four equal installments beginning two years after the date of the grant. The plan terminates in the year 2000.

     During fiscal 1989, the Company established an Outside Director Stock Option Plan whereby options to purchase shares of the Company's Common Shares at fair market value can be granted to outside directors. Options granted become exercisable in four equal installments beginning two years after the date of grant. The plan terminates in 1999.

     The Company has adopted new stock option plans in connection with its initial public offering and accordingly does not plan to grant any more options pursuant to the plans discussed above.

     The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS 123, "Accounting for Stock-Based Compensation," requires use of opinion valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the estimated market price of the underlying shares on the date of grant, no compensation expense is recognized.

     A summary of the Company's stock option activity, and related information for the years ended September 30 follows:

                                               1995                 1996                 1997
                                        ------------------   ------------------   ------------------
                                                  WEIGHTED             WEIGHTED             WEIGHTED
                                                  AVERAGE              AVERAGE              AVERAGE
                                                  EXERCISE             EXERCISE             EXERCISE
                                        OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                                        -------   --------   -------   --------   -------   --------
Outstanding -- beginning of year......  410,359    $1.08     342,643    $1.15     338,129    $1.16
Exercised.............................   67,716     0.73       4,514     0.66      60,944     0.66
Terminated............................       --       --          --       --       4,514     1.32
                                        -------              -------              -------
Outstanding -- end of year............  342,643    $1.15     338,129    $1.16     272,671    $1.27
                                        =======              =======              =======
Exercisable at end of year............  224,140    $0.87     262,512    $1.00     236,555    $1.19
                                        =======              =======              =======

   RANGE OF            NUMBER             WEIGHTED                                 NUMBER
   EXERCISE        OUTSTANDING AT     AVERAGE REMAINING   WEIGHTED AVERAGE     EXERCISABLE AT     WEIGHTED AVERAGE
    PRICES       SEPTEMBER 30, 1997   CONTRACTUAL LIFE     EXERCISE PRICE    SEPTEMBER 30, 1997    EXERCISE PRICE
   --------      ------------------   -----------------   ----------------   ------------------   ----------------
 $0.66-$1.00          105,637               2.01               $0.66              105,637              $0.66
 $1.01-$1.50           36,116               4.14               $1.31               36,116              $1.31
 $1.51-$2.10          130,918               5.38               $1.75               94,802              $1.73
                      -------                                                     -------
                      272,671                                                     236,555
                      =======                                                     =======

     No options were granted in fiscal 1995, 1996 or 1997.

     A special non-qualified option was granted for 4,514 Common Shares at $1.27 per share to a consultant to the Company in August 1991. This options remains outstanding at September 30, 1997.

                          BIOANALYTICAL SYSTEMS, INC.

7. CAPITAL LEASE

     The Company has a capital lease arrangement to finance the acquisition of equipment. Future minimum lease payments, based upon scheduled payments under the lease arrangement, as of September 30, 1997 are as follows:

1998........................................................  $102,504
1999........................................................   102,504
                                                              --------
Total minimum lease payments................................   205,008
Amounts representing interest...............................   (16,502)
                                                              --------
Present value of minimum lease payments.....................  $188,506
                                                              ========

     The total amount of property and equipment capitalized under capital lease obligations as of both September 30, 1996 and 1997 was $486,043. Accumulated amortization at September 30, 1996 and 1997 was $121,191 and $169,795, respectively. The amortization is included in depreciation expense.

     At September 30, 1997, the Company has a commitment to purchase $546,400 of equipment which it currently intends to finance using an operating lease with monthly payments approximating $9,000.

8. RETIREMENT PLAN

     Effective July 1, 1984, the Company established an Internal Revenue Code
Section 401(k) Retirement Plan covering all employees over twenty-one years of age with at least one year of service. Under the terms of the Plan, the Company contributes 2% of each participant's total wages to the Plan. The Plan also includes provisions for various contributions which may be instituted at the discretion of the Board of Directors. The contribution made by the participant may not exceed 10% of the participant's annual wages. Contribution expense was $110,489, $138,142 and $158,924 in 1995, 1996 and 1997, respectively.

9. SEGMENT INFORMATION

     The Company operates in two principal segments -- analytical services and analytical products. The Company's analytical services unit provides analytical chemistry support on a contract basis directly to pharmaceutical companies. The Company's analytical products unit provides liquid chromatography, electrochemical, and physiological monitoring products to pharmaceutical companies, universities, government research centers and medical research institutions.

                          BIOANALYTICAL SYSTEMS, INC.

9. SEGMENT INFORMATION -- CONTINUED
INDUSTRY SEGMENT DATA:

                                                               YEAR ENDED SEPTEMBER 30,
                                                              ---------------------------
                                                               1995      1996      1997
                                                               ----      ----      ----
                                                                    (IN THOUSANDS)
REVENUE
Products....................................................  $ 9,627   $ 9,113   $ 9,932
Services....................................................    2,725     3,681     4,991
                                                              -------   -------   -------
Total Revenue...............................................  $12,352   $12,794   $14,923
                                                              =======   =======   =======
OPERATING INCOME (LOSS)
Products....................................................  $   320   $  (366)  $  (107)
Services....................................................      464     1,067     1,279
                                                              -------   -------   -------
Total Operating Income......................................      784       701     1,172
Corporate income (expenses).................................      111       (18)      (75)
                                                              -------   -------   -------
Income before income taxes..................................  $   895   $   683   $ 1,097
                                                              =======   =======   =======
IDENTIFIABLE ASSETS
Products....................................................  $ 6,993   $ 6,116   $ 6,221
Services....................................................    2,435     5,258     9,710
                                                              -------   -------   -------
Total Assets................................................  $ 9,428   $11,374   $15,931
                                                              =======   =======   =======
DEPRECIATION AND AMORTIZATION
Products....................................................  $   266   $   224   $   244
Services....................................................      132       176       292
                                                              -------   -------   -------
                                                              $   398   $   400   $   536
                                                              =======   =======   =======
CAPITAL EXPENDITURES
Products....................................................  $   468   $   324   $   153
Services....................................................      832     2,854     3,943
                                                              -------   -------   -------
                                                              $ 1,300   $ 3,178   $ 4,096
                                                              =======   =======   =======

EXPORT SALES:

     Export sales to unaffiliated customers by destination of sales are summarized as follows (in thousands):

                                                              YEAR ENDED SEPTEMBER 30,
                                                              ------------------------
                                                               1995     1996     1997
                                                               ----     ----     ----
Pacific Rim:
  Japan.....................................................  $1,739   $1,769   $1,740
  Other.....................................................   1,159    1,134    1,215
                                                              ------   ------   ------
                                                               2,898    2,903    2,955
Europe......................................................     933    1,144    1,105
Other.......................................................     836      556    1,037
                                                              ------   ------   ------
                                                              $4,667   $4,603   $5,097
                                                              ======   ======   ======

                          BIOANALYTICAL SYSTEMS, INC.

9. SEGMENT INFORMATION -- CONTINUED
MAJOR CUSTOMERS:

     During 1996 and 1997, a major United States-based pharmaceutical company accounted for approximately 18.3% and 20.9%, respectively, of the Company's total revenues.

     The Company sells its products through international distributors, one of which represents 18%, 19% and 17% of 1995, 1996 and 1997 product sales, respectively. Accounts receivable from this foreign distributor are $196,416 and $124,104 at September 30, 1996 and 1997, respectively.

10. SUBSEQUENT EVENT (UNAUDITED)

     On September 24, 1997, the Company's Board of Directors approved a 4.514 for 1 share split of common shares effective November 21, 1997. All common share and per share amounts and information concerning stock option plans have been adjusted retroactively to give effect to this share split. Immediately prior to the share split, the Convertible Preferred Shares were converted to Common Shares on a one-for-one basis in accordance with the terms of the Convertible Preferred Shares.

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     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

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                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary....................      3
Risk Factors..........................      5
Use of Proceeds.......................     10
Dividend Policy.......................     10
Dilution..............................     11
Capitalization........................     12
Selected Consolidated Financial
  Data................................     13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     14
Business..............................     19
Management............................     33
Certain Transactions..................     40
Principal Shareholders................     41
Description of Capital Stock..........     42
Shares Eligible for Future Sale.......     44
Underwriting..........................     46
Legal Matters.........................     48
Experts...............................     48
Additional Information................     48
Glossary..............................     49
Index to Financial Statements.........    F-1

                            ------------------------

     UNTIL DECEMBER 19, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN COMMON SHARES, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENTS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITER WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                           1,250,000 COMMON SHARES



                         [BIOANALYTICAL SYSTEMS LOGO]



                         BIOANALYTICAL SYSTEMS, INC.



                        -----------------------------

                                  PROSPECTUS
                        -----------------------------



                                 RONEY & CO.



                               THE OHIO COMPANY



                              NOVEMBER 24, 1997



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